SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 24 , 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 24, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090424/LTN20090424050.pdf  with respect to the Company’s annual report for the year ended December 31, 2008.  An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 24, 2009

中国南方航空
CHINA SOUTHERN

China Southern Airlines Company Limited

Annual Report 2008


中国南方航空
CHINA SOUTHERN

H Share Stock Code: 1055 A Share Stock Code: 600029 ADR Code: ZNH

Contents

Company Profile



China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2008, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Company has a network of flight routes with Guangzhou and Beijing as the hubs, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network reaching 905 destinations globally, connecting 169 countries and regions and covering major cities around the world.

Based in Guangzhou, the Group has 13 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi and Zhuhai Helicopter and 5 major subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines and Chongqing Airlines. The Group has set up bases in Shanghai and Xi'an and 18 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 46 overseas offices including Tokyo, Paris, Los Angeles, Sydney and Lagos. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

As of 31 December 2008, the Group had a fleet of 348 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330, McDonnell Douglas 82, 90 etc. The average age of the Group's registered aircrafts was 6.3 years as at the year end of 2008.

Corporate Information

DIRECTORS

Executive Directors

Si Xian Min *(Chairman)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng *(President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

SUPERVISORS

Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua
Yang Yi Hua
Liang Zhong Gao
Zhang Wei

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China
China Development Bank

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

Financial Highlights

Total Revenue 2008
RMB million



- Domestic passenger revenue 41,854 (75.7%)
- Hong Kong, Macau and Taiwan passenger revenue 952 (1.7%)
- International passenger revenue 7,606 (13.8%)
- Cargo & mail 3,501 (6.3%)
- Other revenue 1,375 (2.5%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2008
million



- Domestic 93,384 (82.8%)
- Hong Kong, Macau and Taiwan 1,790 (1.6%)
- International 17,593 (15.6%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2008
million



- Domestic 70,619 (84.9%)
- Hong Kong, Macau and Taiwan 1,139 (1.4%)
- International 11,426 (13.7%)

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2008, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2007. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December				2008 vs 2007 Increase/ (decrease)
	2008 ***RMB million***	2007 *RMB million* (restated)	**2008** ***HK$ million***	**2008** ***US$ million***	**%**
Traffic revenue:					
Passenger	**50,412**	49,499	**57,163**	**7,376**	1.8
Cargo and mail	**3,501**	3,697	**3,970**	**512**	(5.3)
	53,913	53,196	**61,133**	**7,888**	1.3
Other operating revenue	**1,375**	1,205	**1,559**	**201**	14.1
Total operating revenue	**55,288**	54,401	**62,692**	**8,089**	1.6
Operating expenses:					
Flight operations	**34,982**	29,082	**39,667**	**5,118**	20.3
Maintenance	**4,890**	4,643	**5,545**	**715**	5.3
Aircraft and traffic servicing	**8,476**	8,160	**9,611**	**1,240**	3.9
Promotion and sales	**3,491**	3,421	**3,958**	**511**	2.0
General and administrative	**2,041**	1,874	**2,314**	**299**	8.9
Impairment on property, plant and equipment	**1,884**	109	**2,136**	**276**	1,628.4
Depreciation and amortisation	**5,746**	5,554	**6,515**	**841**	3.5
Others	**257**	113	**291**	**38**	127.4
Total operating expenses	**61,767**	52,956	**70,037**	**9,038**	16.6
Other (loss)/income, net	**(59)**	130	**(67)**	**(9)**	(145.4)
Operating (loss)/profit	**(6,538)**	1,575	**(7,412)**	**(958)**	(515.1)

Financial Highlights



Passenger Traffic (RPK)
million
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
81,727
83,184
2007
2008



Passenger Capacity (ASK)
million
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
109,733
112,767
2007
2008



Yield (Yield per RPK)
RMB
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.61
0.61
2007
2008

	For the year ended 31 December				2008 vs 2007
	2008	2007	**2008**	**2008**	**Increase/ (decrease)**
	RMB million	*RMB million* (Restated)	***HK$ million***	***US$ million***	%
Interest income	**103**	73	**117**	**15**	41.1
Interest expense	**(1,987)**	(2,291)	**(2,253)**	**(291)**	(13.3)
Share of associates' results	**(12)**	57	**(14)**	**(2)**	(121.1)
Share of jointly controlled entities' results	**170**	123	**193**	**25**	38.2
(Loss)/gain on derivatives financial instruments, net	**(124)**	90	**(141)**	**(18)**	(237.8)
Exchange gain, net	**2,592**	2,832	**2,939**	**379**	(8.5)
Gain on sale of other investments in equity securities	**–**	107	**–**	**–**	(100.0)
Gain on sale of a jointly controlled entity	**143**	–	**162**	**21**	N/A
Gain on sale of equity interest in subsidiaries	**37**	7	**42**	**5**	428.6
Others, net	**892**	306	**1,011**	**131**	191.5
(Loss)/profit before taxation	**(4,724)**	2,879	**(5,356)**	**(693)**	(264.1)
Income tax expense	**(62)**	(847)	**(70)**	**(9)**	(92.7)
(Loss)/profit for the year	**(4,786)**	2,032	**(5,426)**	**(702)**	(335.5)
Attributable to:					
Equity shareholders of the Company	**(4,823)**	1,839	**(5,469)**	**(706)**	(362.3)
Minority interests	**37**	193	**43**	**4**	(80.8)
(Loss)/profit for the year	**(4,786)**	2,032	**(5,426)**	**(702)**	(335.5)
Earnings per share					
Basic	**RMB(0.74)**	RMB0.28	**HK$(0.84)**	**US$(0.11)**	(364.3)
Diluted	**N/A**	N/A	**N/A**	**N/A**	N/A

Note:

(1) The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.8819 and US$1.00 to RMB6.8346, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2008. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December 2008 or on any other date.

Chairman's Statement



"Looking forward into 2009, the airlines industry will continuously face challenges such as a decrease in international market demand and an overcapacity in the domestic market. However, opportunities come along with challenges. The increase in the domestic market demand is worth expecting. The domestic airlines industry has also obtained various supports from the government to survive in the current tough economic environment such as capital injection and taxation exemption. With flight safety a prerequisite, the Group will endeavour to improve operating efficiency and service quality, to consistently implement the strategy of 'Dual Hub of Guangzhou and Beijing' and to rationalize the hub network, the sales and marketing network and the service assurance network. The Group is confident in an overall improvement of its business performance in year 2009."

Si Xian Min
Chairman

During the reporting period, the Group strengthened its flight safety management as per the internal and external safety requirements. By July 2008, the Group's continuous safe flight span totaled to 5 million hours, for which the Group received the "Five-Star Flight Safety Award" from Civil Aviation Administration of China ("CAAC"), making it the first in the aviation industry to receive such a great honour. That set a new safe flight record in the aviation industry in China.

During the reporting period, in order to survive in such a complicated and difficult environment, the Group aimed at establishing itself as an internationalized carrier with a well-developed network by pushing on its "dual-hub" strategy, completing its hubs network, optimizing its service offerings, flight schedules and route networks so as to fully utilize its capacity and improve operating efficiency. The Group also tried to expand marketing channels and attract high-end customers and thus enhance its brand image by securing frequent flyers and VIPs, introducing high-end customer service system, providing distinguished check-in services and an SMS platform so as to improve its overall service. Through strengthened capital management and expanded means of finance, the Group managed to mitigate liquidity pressure and lower finance costs. At the same time, we strengthened budget control through a series of measures including pay-cuts of the management, cutting back investments and infrastructure projects and bettering stock control of materials and spare components on the one hand, and seeking government's subsidies and preferential tax policies on the other, in order to achieve the Company's operation objectives for the year.

In 2008, the Group was accredited with the "Best Airline of China" by Global Traveler, a world renowned magazine, and received the "Customer Satisfaction Award", the highest award for services, in the "Passengers' Appraisal of the Civil Aviation Industry" by CAAC following the same accreditation in 2007.

Chairman's Statement

As a company listed in Shanghai, Hong Kong and New York, the Group's development will not be successful without its shareholders' understanding and support. During the reporting period, the Company effectively promoted investor relations and communicated with investors through various ways for the benefits of our shareholders at large. Thanks to these efforts, the Company was rewarded as "the Best Listed Company of Investor Relations for Year 2008" by Hexun Network, a renowned financial website.

The share reform scheme launched in 2007 finished in June 2008. Following years' effort in applying for state funding, in November 2008, China Southern Air Holding Company ("CSAHC"), the Group's holding company, officially obtained RMB3 billion capital from the state government. In order to support the development of the Group, CSAHC proposed to subscribe the Company's A shares and H shares, and to transfer all RMB3 billion of state funds to the Company. The resolution for the non-public issue of A shares and H shares was reviewed by the Board on 10 December 2008 and passed at the general meeting of shareholders with a large majority of affirmative votes on 26 February 2009. It is currently under review and pending approval by China Security Regulatory Commission.

During the reporting period, facing the unprecedented snowstorm disaster and the Wenchuan earthquake, the Group has fully devoted to the disaster relief tasks and fulfilled its social responsibility as a corporate citizen. The disaster relief flight fleet deployed to Sichuan from Zhuhai Helicopter Branch Company of the Group was honoured as "China Disaster Relief Hero Unit". Facing the catastrophic damages caused by the earthquake to human lives and properties, the Group's staff contributed generously, and donated over RMB30 million for the disaster area. Our Ten Cent Care Foundation donated near RMB4 million to various high schools. The Company's efforts in social responsibilities were excellent and were highly recognised by the general public. China Southern Airlines was ranked No. 1 in "China Listed Enterprises Public Image List" in Enterprise Contest for 2008 held by Southern Weekend.

Looking forward to year 2009, the world-wide financial crisis is likely to worsen further and spread wider with more negative impacts on the global economy, therefore, the external economic environment will become tougher. The civil aviation industry will face vigorous challenges such as weak demand in international market, surplus of domestic capacity and keen competition, however, crisis always comes along with opportunity. To cope with the difficulties and challenges posed to our economic development, China has adopted a number of positive fiscal policies, monetary policies and industry-supporting policies to prevent our GDP growth from falling below 8%. In addition, our country is also striving to boost its domestic demand, in particular the consumption demand, to promote its economic growth. To solve the special difficulties of our civil aviation industry, the state has implemented a series of supporting policies such as the reduction and exemption of CAAC Infrastructure Development Contribution, which will definitely help domestic airlines to effectively overcome the complicated and tough operating environment.

The Group will strive to estimate and solve various difficulties of our domestic civil aviation industry by taking the following key initiatives:

– Ensuring flight safety. In 2009, the Group will further implement the accountability system, improve the safety management system, accelerate the construction of safety management system, strengthen the team management and cultivate a safety culture to establish a long-term safety system, thus ensuring its flight, air and ground safety.

– Actively promoting and deepening the strategic transformation and further strengthening development of the hubs network, the sales and marketing network and the service assurance network.

Chairman's Statement

In response to the complicated and unpredictable circumstances in 2009, the Group is to gear up its market research and analysis, improve its quick response system and focus on exploring domestic and emerging overseas markets. Through "Centralized Control and Proficient Management", we will be able to provide better service and pricing structures and improve our marketing efforts towards frequent and high-end travelers. We will also continue to optimize our fleet structure and traffic capacity allocation, push on with centralized scheduling and the dual-hub formation, increase capacity allocation for the hubs and key markets while taking conservative steps in opening new international routes.

– Staging the "Year of Branded Service Improvement Campaign" to provide flight services that are first-class in China and prevailing in the world.

In 2009, the Group is committed to provide seamless and more caring services to our customers by improving its ground service and providing distinguished flight services and quick and convenient transit service as well as improving transit capability of the dual-hubs.

In 2009, the Group will further standardize its services and workflows, and continue to improve its hardware and software so as to better cater for customers' needs. We are also to reinforce service management, innovate upon management system and ensure the consistency of service standards and quality. By offering diversified and high-end branded services, we aim at forging the most admired brand name and improving the services of the Company in all aspects.

– Strengthening process management, exercising stringent cost control and preventing financial risks.

In 2009, the Group will cut its costs as per the principle of "Take Intense Measures and Live Within Means", reinforce budget management and exercise cost control in the whole process. Furthermore, the Group will exercise tighter control over the investment in infrastructure construction and technological advancement, strengthen control on investment projects, refine cost control procedures and tighten the control on costs and expenses.

Management Discussion and Analysis



" 2008 was a tremendous year. In the year, we witnessed the significant achievement of China's economic and social development in 30 years since its reform and opening up, felt the passion and inspiration brought about by the Beijing Olympic Games, and participated in the historic breakthrough of direct cross-strait flight. Meanwhile, we also suffered from the snowstorm disaster and the serious earthquake, and experienced an international financial crisis and global economic setbacks of unprecedented scale."

Tan Wan Geng
President

During the reporting period, the Group strived to promote its development strategy of internationalisation and network establishment. By improving the construction of hub network, marketing network and service network, the Group leveraged on the economies of scale attained through network development and achieved a fundamental change in modes of growth. During the reporting period, the Company sped up the construction of its dual hubs, re-designed its overall traffic capacity, and adjusted schedules of its flights, in an effort to promote continuous development of its hub network, progressive expansion of its marketing network, and constant improvement of its service level. In addition, as part of its continuous efforts to deepen the reform and innovation, the Group implemented centralized controls and effective management of capital. Also, it has been seeking for new service methods and forms, for example, it widened the application of information technology, introduced new services such as cell phone check-in, and SMS platforms. Through all these efforts, the Group was able to lay a solid foundation for its future transformation and development.

During the reporting period, to cope with high aviation fuel prices, the Company, while proactively strengthened cost controls and cut energy consumption, engaged in certain aviation fuel hedging activities in a cautious manner in order to offset a part of aviation fuel costs. The Company also stayed alert on tackling hedging risks that may arise from a sharp fall of fuel prices. Besides, the Company actively fulfilled its commitment to the society, and made certain achievements in the unprecedented difficult situation.

During the reporting period, the Group focused on brand-building for its services which underlined the construction and development of its service assurance network. The Group launched a special drive known as "Welcome the Olympic Games with Gold Medal Services" and successfully fulfilled its duties to deliver quality services toward the Beijing Olympic Games and Paralympic Games. Our effort to combat the snowstorm and earthquake also gained credits. In the meanwhile, the Group carried out the activity called "Year of Brand and Services" on a more extensive basis. Its brand-building movement mainly concerns four aspects, namely high-end services, ground services, in-flight services and transit services. For high-end services, the Group was committed to attracting high-end customers by establishing a high-end customer administration system and high-end customer service standards. In respect of ground services, the Group concentrated on improving check-in, first class and business class lounges and luggage transportation services, so as to give its customers a convenient and comfortable experience. For in-flight service, the Group carried out a "cabin revolution" to provide passengers with new in-flight experiences by enhancing the environment and service standards all-around. As to transit service, the Group regulated relevant service units, unified brand image, made full use of its network strengths, and tried its best to build up a transit service brand boasting efficiency and convenience.

Management Discussion and Analysis


BOEING 777

During the reporting period, the Group followed the environment-friendly principle of "Green Flight" and promoted energy conservation and low emission in every possible way. For example, the Group upgraded its fleet, operated aircraft with higher fuel use efficiency as far as possible, and took various measures to reduce the weight of the aircraft. With all these measures, the Group achieved continuous reduction both in fuel consumption of aircraft and ground service related energy consumption. The Group has initiated discussion with suppliers for technological advancement to reduce noise pollution, proactively cooperated with airports and air traffic control authorities, and chose appropriate landing programs, thereby the noise pollution generated by taking off and landing made to local residential areas was substantially reduced.

The Group aims to accomplish a major strategic reform and improve service level and brand awareness through strengthened technological innovation and enhanced management proficiency, system development and technological upgrades, so that diversified products and convenient, punctual and rapid services are provided to its customers. During the reporting period, the Group further improved and optimized its online sales network, and launched Tencent sales counter in cooperation with Tencent Technology Limited, thus expanded the B2C sales network of the Group. Meanwhile the Group upgraded and reconstructed the SMS platform, and launched the 95539 services hotlines, which provide SMS services of information on mileage, flight schedule, flight status, and air ticket price. In addition, the Group developed service system for high-end customers, realized functions such as instant membership for high-end customers, and made use of information technology to promote sophisticated management and scientific operation.



Management Discussion and Analysis

OPERATING DATA SUMMARY

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRS.

The following table sets forth certain financial information and operating data by geographic region:

	For the year ended 31 December		2008 vs 2007
	2008	2007	**Increase/ (decrease)** %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**70,619**	68,369	**3.3**
– Hong Kong, Macau and Taiwan	**1,139**	1,180	**(3.5)**
– International	**11,426**	12,178	**(6.2)**
Total	**83,184**	81,727	**1.8**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**7,392**	7,219	**2.4**
– Hong Kong, Macau and Taiwan	**110**	115	**(4.3)**
– International	**1,698**	1,916	**(11.4)**
Total	**9,200**	9,250	**(0.5)**
Passengers carried *(thousand)*			
– Domestic	**53,063**	51,326	**3.4**
– Hong Kong, Macau and Taiwan	**1,220**	1,339	**(8.9)**
– International	**3,954**	4,238	**(6.7)**
Total	**58,237**	56,903	**2.3**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**713**	733	**(2.7)**
– Hong Kong, Macau and Taiwan	**11**	12	**(8.3)**
– International	**111**	127	**(12.6)**
Total	**835**	872	**(4.2)**

Management Discussion and Analysis

	For the year ended 31 December 2008	2007	2008 vs 2007 Increase/ (decrease) %
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**93,384**	89,452	**4.4**
– Hong Kong, Macau and Taiwan	**1,790**	1,881	**(4.8)**
– International	**17,593**	18,400	**(4.4)**
Total	**112,767**	109,733	**2.8**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**10,985**	10,440	**5.2**
– Hong Kong, Macau and Taiwan	**200**	210	**(4.8)**
– International	**3,091**	3,558	**(13.1)**
Total	**14,276**	14,208	**0.5**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**75.6**	76.4	**(1.0)**
– Hong Kong, Macau and Taiwan	**63.6**	62.7	**1.4**
– International	**64.9**	66.2	**(2.0)**
Overall	**73.8**	74.5	**(0.9)**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**67.3**	69.1	**(2.6)**
– Hong Kong, Macau and Taiwan	**55.0**	55.1	**(0.2)**
– International	**54.9**	53.8	**2.0**
Overall	**64.4**	65.1	**(1.1)**

Management Discussion and Analysis

	For the year ended 31 December 2008	2007	2008 vs 2007 Increase/ (decrease) %
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.59**	0.60	**(1.7)**
– Hong Kong, Macau and Taiwan	**0.84**	0.91	**(7.7)**
– International	**0.67**	0.63	**6.3**
Overall	**0.61**	0.61	**0.0**
Yield per RTK *(RMB)*			
– Domestic	**5.90**	5.88	**0.3**
– Hong Kong, Macau and Taiwan	**9.23**	9.91	**(6.9)**
– International	**5.47**	5.03	**8.7**
Overall	**5.86**	5.75	**1.9**
Fleet			
Total number of aircraft at year end			
– Boeing	**179**	177	**1.1**
– Airbus	**133**	119	**11.8**
– McDonnell Douglas	**25**	25	**0.0**
– Others	**11**	11	**0.0**
Total	**348**	332	**4.8**
Overall utilisation rate *(hours per day)*			
– Boeing	**9.38**	9.87	**(5.0)**
– Airbus	**9.01**	9.21	**(2.2)**
– McDonnell Douglas	**7.41**	7.93	**(6.6)**
Overall	**9.05**	9.41	**(3.8)**
Cost			
– Operating cost per ATK *(RMB)*	**4.33**	3.73	**16.1**

Management Discussion and Analysis



OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to its air transport and related operations. Traffic revenue accounted for 97.5% and 97.8% of the total operating revenue in 2008 and 2007 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.5% and 6.5% respectively of the total traffic revenue in 2008. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 1.8% rise in passenger revenue from RMB49,499 million in 2007 to RMB50,412 million in 2008 resulting from increase in fuel surcharge income. The total number of passengers carried increased by 2.3% to 58.24 million passengers in 2008. RPKs increased by 1.8% from 81,727 million in 2007 to 83,184 million in 2008, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK was RMB0.61, which was unchanged from 2007.

FINANCIAL PERFORMANCE

The loss attributable to equity shareholders of the Company of RMB4,823 million was recorded in 2008 as compared to a profit attributable to equity shareholders of the Company of RMB1,839 million in 2007. The Group experienced a slow down of growth in traffic revenue and rising operating expenses as a result of global financial crisis and increase of jet fuel cost. The Group's operating revenue increased by RMB887 million or 1.6% from RMB54,401 million in 2007 to RMB55,288 million in 2008. Passenger load factor decreased by 0.7 percentage point, from 74.5% in 2007 to 73.8% in 2008. Passenger yield (in passenger revenue per RPK) was RMB0.61, which was unchanged from 2007. Average yield (in traffic revenue per RTK) increased by 1.9% from RMB5.75 in 2007 to RMB5.86 in 2008. Operating expenses increased by RMB8,811 million or 16.6% from RMB52,956 million in 2007 to RMB61,767 million in 2008. As a result of the increase in operating expenses which outweighed the growth in revenue, operating loss of RMB6,538 million was recorded in 2008, as compared to operating profit of RMB1,575 million in 2007.



Management Discussion and Analysis



International passenger revenue, which accounted for 15.1% of total passenger revenue, decreased by 1.3% from RMB7,708 million in 2007 to RMB7,606 million in 2008. For international flights, passenger traffic in RPKs decreased by 6.2%, while passenger capacity in ASKs decreased by 4.4%, resulting in a 1.3 percentage point decrease in passenger load factor from 2007. Passenger yield increased by 6.3% from RMB0.63 in 2007 to RMB0.67 in 2008, mainly due to the increase in fuel surcharge income.

Cargo and mail revenue, which accounted for 6.5% of the Group's total traffic revenue and 6.3% of total operating revenue, decreased by 5.3% from RMB3,697 million in 2007 to RMB3,501 million in 2008. The decrease was attributable to reduced cargo traffic demand under global financial crisis.

Other operating revenue increased by 14.1% from RMB1,205 million in 2007 to RMB1,375 million in 2008. The increase was primarily due to the general growth in income from various auxiliary operations.

Domestic passenger revenue, which accounted for 83.0% of the total passenger revenue in 2008, increased by 2.8% from RMB40,717 million in 2007 to RMB41,854 million in 2008. Domestic passenger traffic in RPKs increased by 3.3%, mainly due to an increase in number of passengers carried. Domestic passenger yield per RPK decreased from RMB0.60 in 2007 to RMB0.59 in 2008.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.9% of total passenger revenue, decreased by 11.4% from RMB1,074 million in 2007 to RMB952 million in 2008. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 3.5%, while passenger capacity in ASKs decreased by 4.8%, resulting in an increase in passenger load factor by 0.9 percentage point from 62.7% in 2007 to 63.6% in 2008. Passenger yield per RPK decreased from RMB0.91 in 2007 to RMB0.84 in 2008, mainly resulted from stronger competition in the region during the year.



Management Discussion and Analysis

OPERATING EXPENSES

Total operating expenses in 2008 amounted to RMB61,767 million, representing an increase of 16.6% or RMB8,811 million over 2007, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses, maintenance expenses and impairment losses on property, plant and equipment. Total operating expenses as a percentage of total operating revenue increased from 97.3% in 2007 to 111.7% in 2008.



Flight operations expenses, which accounted for 56.6% of total operating expenses, increased by 20.3% from RMB29,082 million in 2007 to RMB34,982 million in 2008, primarily as a result of increases in jet fuel costs and operating lease charges of aircraft. Jet fuel costs, which accounted for 66.0% of flight operations expenses, increased by 26.0% from RMB18,316 million in 2007 to RMB23,086 million in 2008 mainly as a result of significantly increased fuel prices. Operating lease charges of aircraft increased by 11.5% from RMB3,735 million in 2007 to RMB4,166 million in 2008 primarily due to the additional rental payments for new aircraft under operating leases.

Maintenance expenses, which accounted for 7.9% of total operating expenses, increased by 5.3% from RMB4,643 million in 2007 to RMB4,890 million in 2008. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 13.7% of total operating expenses, increased by 3.9% from RMB8,160 million in 2007 to RMB8,476 million in 2008. The increase primarily resulted from a 1.7% rise in landing and navigation fees from RMB6,030 million in 2007 to RMB6,135 million in 2008, due to an increase in number of flights.

Promotional and sales expenses, which accounted for 5.7% of total operating expenses, increased by 2.0% from RMB3,421 million in 2007 to RMB3,491 million in 2008.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, increased by 8.9% from RMB1,874 million in 2007 to RMB2,041 million in 2008.


GAMECO

Impairment on property, plant and equipment, which accounted for 3.1% of the total operating expenses, increased by RMB1,775 million from RMB109 million in 2007 to RMB1,884 million in 2008. Please see note 19(j) to the financial statements prepared under IFRS.

Management Discussion and Analysis

Depreciation and amortisation, which accounted for 9.3% of total operating expenses, increased by 3.5% from RMB5,554 million in 2007 to RMB5,746 million in 2008, mainly resulting from the additional depreciation charge on aircraft delivered in 2007 and 2008.

OPERATING (LOSS)/PROFIT

Operating loss of RMB6,538 million was recorded in 2008 as compared to an operating profit RMB1,575 million in 2007. This was mainly because operating revenue increased by RMB887 million or 1.6% in 2008 while operating expenses increased by RMB8,811 million or 16.6% in the same period.

OTHER INCOME/(EXPENSES)

Interest expense decreased by 13.3% from RMB2,291 million in 2007 to RMB1,987 million in 2008, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under finance leases. Interest income increased by 41.1% from RMB73 million in 2007 to RMB103 million in 2008, mainly attributable to the increase in average bank deposits balances during 2008.

Net exchange gain decreased by 8.5% from RMB2,832 million in 2007 to RMB2,592 million in 2008. Such amount mainly represented an unrealised translation gain on retranslation of foreign currency denominated liabilities at the year end.

TAXATION

Income tax expenses decreased by 92.7% from RMB847 million in 2007 to RMB62 million in 2008. This was mainly attributable to the net effect of the operating loss of the Group and the effect of certain deferred tax assets not recognised.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2008, the Group's current liabilities exceeded its current assets by RMB32,290 million. For the year ended 31 December 2008, the Group recorded a net cash inflow from operating activities of RMB1,155 million, a net cash outflow from investing activities of RMB7,790 million and a net cash inflow from financing activities of RMB7,460 million and an increase in cash and cash equivalents of RMB825 million.

In 2009 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB125,265 million (2007: RMB50,262 million), of which approximately RMB47,125 million (2007: RMB29,338 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group. The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the share subscriptions as mentioned in note 51(a) to the financial statements prepared under IFRS.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2009. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Management Discussion and Analysis

As at 31 December 2008, the Group's borrowings totalled RMB54,545 million, representing an increase of RMB4,788 million from RMB49,757 million at 31 December 2007 which included borrowings of fixed interest rates amounted to RMB11,417 million (2007: RMB9,446 million). Such borrowings were denominated, to a larger extent, in US dollar and, to a smaller extent, in Renminbi, Japanese Yen and Hong Kong dollars. Of such borrowings, RMB25,959 million, RMB7,319 million, RMB9,818 million, RMB1,895 million and RMB9,554 million will be repayable in 2009, 2010, 2011, 2012, 2013 and thereafter respectively. As at 31 December 2008, cash and cash equivalents of the Group totalling RMB4,649 million, of which 11.3% were denominated in foreign currencies, increased by 21.6% from RMB3,824 million at 31 December 2007.

Net debts (aggregate of short-term financing bills, bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 7.9% to RMB64,927 million at 31 December 2008.

As at 31 December 2008, total equity attributable to equity shareholders of the Company amounted to RMB7,021 million, representing a decrease of RMB4,842 million from RMB11,863 million at 31 December 2007. Total equity at 31 December 2008 amounted to RMB9,479 million (2007: RMB14,310 million).

Ratio of net debt to total equity of the Group at 31 December 2008 was 685%, as compared to 420% at 31 December 2007.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

As at 31 December 2008, the Group had two outstanding forward option contracts of notional amount ranging from USD64 million to USD128 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 31 December 2008, the fair value of these currency forward option contracts was liabilities of approximately RMB116 million.

Management Discussion and Analysis

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group uses approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of fluctuations of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instruments. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

Information on financial risk management objectives and policies in other aspects of the Group's business are set out in note 48 to the financial statements prepared under IFRS.

MAJOR CHARGE ON ASSETS

As at 31 December 2008, certain aircraft, land use rights and advance payments for aircraft of the Group with an aggregate carrying value of approximately RMB35,706 million (2007: RMB32,976 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2008, the Group had capital commitments of approximately RMB78,481 million. Of such amounts, RMB75,639 million related to the acquisition of aircraft and related flight equipment and RMB2,842 million for other projects.

As at 31 December 2008, capital commitments of a jointly controlled entity shared by the Group amounted to RMB27 million.

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 50 to the financial statements prepared under IFRS.

Report of the Directors

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2008 of the Group to the shareholders of the Company.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2008, the Group ranked first among all Chinese airlines in terms of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2008 in accordance with the International Financial Reporting Standards ("IFRS"). Please refer to pages 43 to 138 of this Annual Report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRS for the five-year period ended 31 December 2008 are set out on pages 141 and 142 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December 2008 (2007: Nil).

The Board does not recommend the payment of a final dividend in respect of the year ended 31 December 2008 (2007: Nil).

BANK LOANS, SHORT TERM FINANCING BILLS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Company and the Group are set out in notes 32, 33 and 34 to the financial statements prepared under IFRS.

INTEREST CAPITALISATION

For the year ended 31 December 2008, RMB674 million (2007: RMB558 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRS.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2008 are set out in note 19 to the financial statements prepared under IFRS.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 30% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 41% of the Group's purchases in 2008. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2008.

Report of the Directors

TAXATION

Details of taxation of the Company and the Group are set out in notes 15 and 26 to the financial statements prepared under IFRS.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 43 to the financial statements prepared under IFRS.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December 2008, the Group had an aggregate of 46,209 employees (2007: 45,474). Details of the employees' retirement and housing benefits are set out in notes 11 and 45 to the financial statements prepared under IFRS.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 56 to the financial statements prepared under IFRS.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2008, the Company completed the 2007 issue of new shares by the conversion of share premium on the basis of 5 new shares for every 10 existing shares of the Company then held ("Bonus Shares Issue"). There were 2,187,089,000 new shares issued and a total of 6,561,267,000 issued shares after completion of the Bonus Shares Issue. Save for the above, there was no change in the share capital of the Company.

Share Capital Structure

Type of shares		Number of shares	Approximate percentage of total share capital (%)
1.	A Shares with selling restrictions	3,300,000,000	50.30
2.	H Shares	1,761,267,000	26.84
3.	A Shares without selling restrictions	1,500,000,000	22.86
Total share capital		6,561,267,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2008, to the knowledge of the Directors and supervisors (the "Supervisors") of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors) in the shares and underlying shares that are required to be recorded pursuant to section 336 of the Securities and Futures Ordinance (the "SFO") are set out below:

Name of shareholders	Type of shareholding	Type of shares	Number of shares held	% of the total issued H Shares of the Company	% of the total issued A Shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	A Shares with selling restrictions	3,300,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H Shares	1,739,679,397	98.77%	–	26.51%	–

Notes:

Based on the information available to the Directors and Supervisors of the Company (including such information as was available on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and so far as the Directors and Supervisors are aware, as at 31 December 2008:

1. Among the 1,739,679,397 H Shares held by HKSCC Nominees Limited, CSAHC had an interest in an aggregate of 5,350,000 H Shares through Asia Travel Investment Company Limited, a wholly-owned subsidiary of CSAHC in Hong Kong (representing approximately 0.3% of its then total issued H Shares).

2. Among the 1,739,679,397 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 (106,368,000 after the completion of the Bonus Shares Issue) H Shares (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors were aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 70,162,000 (105,243,000 after the completion of the Bonus Shares Issue) H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held by JF Asset Management Limited. JF Asset Management Limited was 99% held by J.P. Morgan Fleming Asset Management Holdings Inc, the ultimate holding company, through JP. Morgan Fleming Asset Management (Asia) Inc.(a wholly owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc).; and

   (b) 750,000 (1,125,000 after the completion of the Bonus Shares Issue) H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by JF International Management Inc. JF Asset Management Limited was 99% held by J.P. Morgan Fleming Asset Management Holdings Inc, the ultimate holding company, through JP. Morgan Fleming Asset Management (Asia) Inc.(a wholly owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc)

Report of the Directors

3. Among the 1,739,679,397 H Shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft (or certain of its controlled or indirectly controlled subsidiaries), namely had a long position of 59,184,586 (88,776,879 after the completion of the Bonus Shares Issue) H Shares and a short position of 21,131,166 (31,696,749 after the completion of the Bonus Shares Issue) H Shares, representing 5.04% and 1.80% respectively of the then total issued H Shares. According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors of the Company were aware, Deutsche Bank Aktiengesellschaft held its interest in the Company in the following manner:

   (a) regarding the long position of 59,184,586 (88,776,879 after the completion of the Bonus Shares Issue) H Shares, 8,225,870 (12,338,805 after the completion of the Bonus Shares Issue) H Shares were held in the capacity of beneficial owner, 8,500,000 (12,750,000 after the completion of the Bonus Shares Issue) H Shares were held in the capacity of investment manager (through its controlled or indirectly controlled subsidiaries, namely Deutsche Asset Management (Japan) Limited (8,000,000 (12,000,000 after the completion of the Bonus Shares Issue) H Shares) and DWS Finanz-Service GmbH (500,000 (750,000 after the completion of the Bonus Shares Issue) H Shares)) and 42,458,716 (63,838,074 after the completion of the Bonus Shares Issue) H Shares were held in the capacity as person having a security interest in Shares; and

   (b) regarding the short position of 21,131,166 (31,696,749 after the completion of the Bonus Shares Issue) H Shares, 1,167,350 (1,751,025 after the completion of the Bonus Shares Issue) H Shares were held in the capacity of beneficial owner and 19,963,816 (29,945,724 after the completion of the Bonus Shares Issue) H Shares were held in the capacity of person having a security interest in Shares.

4. CSAHC also had a long position in 721,150,000 A Shares and through Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC), a long position in 721,150,000 H Shares as a result of the signing of the A Shares subscription agreement dated 10 December 2008 entered into between the Company and CSAHC and the H Shares subscription agreement dated 10 December 2008 entered into between the Company and Nan Lung Holding Limited respectively.

Save as disclosed above, as at 31 December 2008, so far as was known to the Directors and Supervisors, no other person (other than the Directors, chief executive or Supervisors) had an interest or a short position in the Shares or underlying Shares that was required to be recorded pursuant to section 336 of the SFO.

Report of the Directors

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2008 was 400,902, of whom 399,885 were shareholders of A Shares and 1,017 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at 31 December 2008 are as follows:

Shareholdings of ten largest shareholders

Name of shareholders	Nature of shares	Percentage %	Total number of shares	Pledged or frozen shares
CSAHC	A shares with selling restrictions	50.30	3,300,000,000	None
HKSCC Nominees Limited	H shares	26.51	1,739,679,397	Unknown
The Industrial and Commercial Bank of China – Shanghai Stock Exchange 50 Trading Open-end Index Securities Investment Fund (中國工商銀行－上證50交易型開放式指數證券投資基金)	A shares	0.199	13,086,399	Unknown
Bank of China – Jiashi Shanghai Shenzhen 300 Index Securities Investment Fund (中國銀行－嘉實滬深300指數證券投資基金)	A shares	0.198	12,996,397	Unknown
China Constrution Bank – Boshi Yufu Securities Investment Fund (中國建設銀行－博時裕富證券投資基金)	A shares	0.113	7,392,959	Unknown
Arsenton Nominees Limited	H shares	0.091	6,000,000	Unknown
Agricultural Bank of China – Civil Innovation Advance Hybrid Securities Investment Fund (中國農業銀行－益民創新優勢混合型證券投資基金)	A shares	0.086	5,654,604	Unknown
UBS AG	A shares	0.084	5,483,329	Unknown
The Industrial and Commercial Bank of China – Boshi Even Allocation Hybrid Securities Investment Fund (中國工商銀行－博時平衡配置混合型證券投資基金)	A shares	0.076	5,000,000	Unknown

Report of the Directors

Name of shareholders	Nature of shares	Percentage %	Total number of shares	Pledged or frozen shares
China Construction Bank – Huaxia Youshi Growth Stock Securities Investment Fund (中國建設銀行－華夏優勢增長股票型證券投資基金)	A shares	0.062	4,082,652	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2008.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual Report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2008 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as setout in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCEPRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2008.

Report of the Directors

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Liu Shao Yong(3)	Former Chairman of the Board	Male	51
Si Xian Min(5)	Chairman of the Board	Male	52
Li Wen Xin	Director	Male	59
Wang Quan Hua	Director	Male	55
Zhao Liu An(2)	Former Director	Male	61
Liu Bao Heng(4)	Director	Male	59
Tan Wan Geng(6)	Director	Male	45
Xu Jie Bo	Director	Male	44
Chen Zhen You	Director	Male	57
Wang Zhi	Independent Non-executive Director	Male	67
Sui Guang Jun	Independent Non-executive Director	Male	48
Gong Huang Zhang	Independent Non-executive Director	Male	63
Lam Kwong Yu	Independent Non-executive Director	Male	65
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	55
Yang Guang Hua	Supervisor	Male	56
Yang Yi Hua	Supervisor	Female	49
Liang Zhong Gao	Supervisor	Male	53
Zhang Wei(1)	Supervisor	Female	43

(1) As at 25 June 2008, Ms Zhang Wei was appointed as a supervisor of the Fifth Session of the Supervisory Committee after review and approval at the 2007 AGM.

(2) As at 19 September 2008, Mr Zhao Liu An resigned as the Director due to his retirement.

(3) As at 12 December 2008, Mr Liu Shao Yong resigned as the Chairman due to re-designation of office.

(4) As at 29 December 2008, Mr Liu Bao Heng was appointed as a member of the Fifth Session of the Board at the Second Extraordinary General Meeting for the Year 2008.

(5) As at 12 January 2009, Mr Si Xian Min was elected as the Chairman of the Fifth Session of the Board after review and approval at the extraordinary board meeting.

(6) As at 13 January 2009, Mr Tan Wan Geng was appointed as the President at the extraordinary board meeting.

(7) As at 11 March 2009, Mr Zhang Zi Fang was recommended as the Director candidate of the Fifth Session of the Board after review at the extraordinary board meeting, the proposal in respect of such appointment will be presented at the General Meeting of Shareholders for review.

Save as disclosed above, since 1 January 2009 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2008, none of the Directors or Supervisors had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the date of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2008.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2008, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2008 which are required to be disclosed herein under the Listing Rules, are as follows:

(A) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

Report of the Directors

(B) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

(1) *Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC*

On 10 January 2008, the Company entered into an Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, customs declaration and inspection, tendering and agency, etc.. The agreement is valid from 1 January 2008 to 31 December 2010, and the annual cap for the commission should not exceed RMB90,000,000.

For the year ended 31 December 2008, the expense incurred by the Group to SAIETC in respect of the import and export services was RMB49,867,000.

(2) *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 50% owned by the Company and 50% owned by CSAHC*

On 12 April 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on a fair and equitable basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar business which were accepted by the Company. As set forth in the agreement, the transaction cap for 2007, 2008 and 2009 were RMB16,000,000, RMB20,500,000 and RMB25,500,000, respectively.

For the year ended 31 December 2008, payments made by the Group to SACM for advertising services amounted to RMB19,706,000.

(3) *China Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% controlled by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 15 November 2007, the Company renewed the Financial Services Framework Agreement with SA Finance, and presented the relevant resolution at the First Extraordinary General Meeting for the Year 2008 held on 18 January 2008 for review and approval of the Company's shareholders pursuant to the requirements of Rule14A.35 and Rule 14A.48 of the Listing Rules.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. According to the agreement, SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties hereby agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2.6 billion, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5 million. The agreement is valid from 1 January 2008 to 31 December 2010.

As of 31 December 2008, the Group's deposits placed with SA Finance amounted to RMB1,138,896,000.

(4) *China Southern West Australian Flying College Pty Ltd (the "Australian Pilot College"), which is 91% owned by the Company and 9% owned by CSAHC*

CSAHC and the Australian Pilot College entered into an agreement dated 7 October 1993 for the provision of pilot training in Australia to the cadet pilots of the Group (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement. The Company acquired a 26% equity interest in Australian Pilot College from CSAHC in December 2008, and Australian Pilot College became a 91% owned subsidiary of the Company.

For the year ended 31 December 2008, the amount payable by the Group to the Australian Pilot College for training services was RMB45,248,000.

(5) *Freight Agency Agreement*

The Company has entered into Ticket Agency Agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association ("IATA") and rates agreed on through negotiation between the parties. The Company has other air ticket sales agents in China who also charge commission at the same rates.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated 10 January 2008 (the "Freight Agency Agreement"), which is valid from 1 January 2008 to 31 December 2010. Pursuant to the Freight Agency Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250 million.

For the year ended 31 December 2008, the amount of ticket and cargo sales of the Group conducted through the above sales arrangement was RMB134,404,000.

(6) *Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), which is 100% owned by CSAHC*

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management ("Property Management Framework Agreement") dated 1 January 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years from the date of this agreement. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. As such agreement expired on 31 December 2008, the Company renewed the Framework Agreement for the Engagement of Property Management with GCSAPMC on 29 December 2008 for a term of three years from 1 January 2009 to 31 December 2011, and there is no change in the scope of services and the annual caps.

For the year ended 31 December 2008, the property management and maintenance fee incurred by the Group amounted to RMB30,841,000 pursuant to the Property Management Framework Agreement.

(C) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. On 22 May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(D) Leases

The Company (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1) On 19 December 2006, the Company entered into a master lease agreement with CSAHC. The agreement is valid from 1 January 2006 to 31 December 2008. Under such agreement, the Company leased CSAHC's certain parcels of land, properties and buildings at various locations at Guangzhou, Haikou, Wuhan, Hengyang, Shashi (currently known as "Jingzhou") and Nanyang. This lease agreement takes effect retrospectively on 1 January 2006, and is valid for a term of three years, the total rent payable is RMB86,029,619.01, of which, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively.

For the year ended 31 December 2008, the property management fee incurred by the Group amounted to RMB29,828,046.01 pursuant to such lease agreement.

The Company renewed the Property Lease Agreement with CSAHC on 29 December 2008. The agreement is valid from 1 January 2009 to 31 December 2011. Under such agreement, the annual rents payable to CSAHC are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65 respectively.

(2) The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

(3) Due to the expiration on 31 December 2007 of the Land Use Rights Lease Agreement between the Company and CSAHC, the Property Lease Agreement between the Company and CSAHC, and China Northern Airlines, as well as the Property Lease Agreement between the Company and CSAHC and Xin Jiang Airlines on 12 November 2004, and in order to ensure normal operation of the Company, the Company, based on the actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on 10 January 2008 and effective for a period from 1 January 2008 to 31 December 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the lease areas of the related lands and properties were changed to 1,104,209.69 square metres and 197,010.37 square metres respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged.

For the year ended 31 December 2008, the rents for land lease and property lease incurred by the Group amounted to RMB21,817,145.00 and RMB48,474,632.77 respectively pursuant to such lease agreement.

(E) Acquisition/Disposal of Assets

The Company entered into a Licence Agreement of Intangible Assets with SACM on 11 November 2008, pursuant to which the Company agreed to transfer the right to use the advertising resources to SACM for a period of 18 years exclusively (the "Intangible Assets"). The agreement is valid from 31 March 2008 to 30 March 2026. Pursuant to the valuation report, the valuations of the advertising resources amounted to RMB35,036,600 and the transfer price determined by the Company based on the valuations was RMB35,036,600.

(F) Others

a. *Non-public Issue of Shares*

On 10 December 2008, the Company entered into the A Shares Subscription Agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share.

On the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Shares Subscription Agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The resolutions relating to the non-public issue of A Shares and H Shares were passed at the First Extraordinary General Meeting and the Class Meetings for the Year 2009 of the Company held on 26 February 2009. These resolutions shall be subject to the approval of the relevant regulatory bodies before they can be implemented.

b. *Co-investment*

The Company entered into the Supplemental Agreement to the Capital Contribution Agreement of Southern Airlines Culture and Media Co., Ltd. with CSAHC on 15 July 2008 pursuant to the resolution of the Board. Under the Supplemental Agreement, the Company and CSAHC agreed that the Company's form of contribution shall be changed to injection of RMB28,684,945 in cash. Upon the completion of contribution to registered capital in cash by the Company, the shareholding structure of SACM will remain unchanged, being held as to 50% equity interest each by the Company and CSAHC.

Above connected transactions have been approved by Independent Non-executive Directors.

DONATIONS

For the year ended 31 December 2008, the Group made donations for charitable purposes amounting to RMB12,000,000.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2008, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

LITIGATION

Save as disclosed in note 50(b) to the financial statements prepared under IFRS, as at 31 December 2008, the Group was not involved in any material litigations.

AUDITORS

A resolution is to be considered at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
14 April 2009

Report of the Supervisory Committee

Dear Shareholders,

In 2008, the Supervisory Committee of the Company faithfully carried out their duties and obligations with diligence in accordance with the "Working Procedures for the Supervisory Committee of China Southern Airlines Company Limited" subject to the Company Law of the PRC and Articles of Association of the Company. Members of the committee participated in all Board meetings, supervised the assembly of Board meetings and the review and resolution procedure of the Board meetings, monitored the financial position of the Company and the conduct of the Directors and the senior management of the Company in discharge of their duties and their compliance with the applicable laws and regulations and the Company's Articles of Association, in protection of the legitimate rights and interests of the shareholders and the Company as a whole.

I. PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company held three meetings in 2008, details of which are as follows:

(1) The Supervisory Committee of the Company held a meeting on 18 April 2008, during which the following resolutions were considered and adopted:

1. the 2007 annual report, including the full version and the summary, and the results announcement (including A Shares and H Shares) of the Company were reviewed and approved;

2. the 2007 report of the Supervisory Committee was reviewed and approved and was approved to be submitted to the general meeting for approval;

3. Ms. Zhang Wei was elected as Chairman of the Fifth Session of Supervisory Committee;

(2) The Supervisory committee held a meeting on 18 August 2008, details of which are as follows:

The 2008 interim report, including the summary and full version, and the results announcement (including A Shares and H Shares) of the Company were reviewed and approved;

(3) The Supervisory Committee held a meeting on 10 December 2008, and passed the following resolutions, details of which are as follows:

1. the non-public issue of A Shares to CSAHC and the non-public issue of H Shares to Nan Lung Holding Limited was considered and approved;

2. the subscription agreement entered into between the Company and CSAHC relating to the subscription of non-public issue of A Shares of China Southern Airlines Company Limited and the subscription agreement entered into between the Company and Nan Lung Holding Limited relating to the subscription of non-public issue of H Shares of China Southern Airlines Company Limited were considered and approved.

Report of the Supervisory Committee

II. THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

(1) The Company's policy making process and its operation were in compliance with the laws and the Company established a relatively comprehensive internal control system. The Directors, President and other senior management staff of the Company were devoted to implement all resolutions passed at the Board meeting. The Supervisory Committee was not aware of any actions of the Directors or senior management of the Company who, in carrying out their duties, violated any applicable laws, regulations, the Articles of Association of the Company or were prejudicial to the interests of the Company.

(2) The Supervisory Committee was of the opinion that strict supervision and continued improvement over financial management and internal control ensured a smooth production and operation process. The Company's financial statements for 2008 gave a true and fair view of its financial position and operating results. The unqualified opinion expressed in the auditors' reports issued by KPMG and KPMG Huazhen gave an objective and fair view.

(3) The Supervisory Committee was of the opinion that the use of proceeds from the offering was in accordance with the disclosure in the prospectus and such use of proceeds had not been changed.

(4) The Supervisory Committee was not aware of any insider dealings or acts which impaired the Shareholders' interests or caused loss of assets of the Company in the course of acquisition or disposal of assets.

(5) The Supervisory Committee was of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market value without prejudice to the interests of the Company and its minority shareholders.

By Order of the Supervisory Committee

Sun Xiao Yi
Chairman of the Supervisory Committee

Guangzhou, the PRC
14 April 2009

Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of and complied with the Code throughout the year ended 31 December 2008, and adopted sound governance and disclosure practices accordingly.

Below are the corporate governance practices adopted by the Company.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting, the rules and procedures of board meeting, the President's working guidelines.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Corporate Governance Report

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separate from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

During the year ended 31 December 2008, the members of the Board comprise seven executive Directors and four independent non-executive Directors. The brief biographical details of the Directors are set out on pages 143 to 147 of this Annual Report.

The Board held 52 meetings in 2008, all of which were convened in accordance with the articles of association of the Company, and the individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of meetings) Attended/ Eligible to attend
Executive directors	
Liu Shao Yong (ex-Chairman) (resigned on 12 December 2008)	48/48
Si Xian Min (Chairman)	52/52
Li Wen Xin	52/52
Wang Quan Hua	51/52
Liu Bao Heng (appointed on 29 December 2008)	2/2
Zhao Liu An (resigned on 19 September 2008)	38/38
Tan Wan Geng (President)	52/52
Xu Jie Bo (Executive Vice President and Chief Financial Officer)	52/52
Chen Zhen You	51/52
Independent non-executive directors ("INED")	
Wang Zhi	52/52
Sui Guang Jun	52/52
Gong Hua Zhang	52/52
Lam Kwong Yu	52/52

Corporate Governance Report

The experience and views of our INEDs are held in high regard and serve as effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual confirmation from each INED of his independence from the Company and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2008, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

BOARD COMMITTEES

The Company has put in place an audit committee, a remuneration and assessment committee, a nomination committee and further details of the roles and functions and the composition of each of these committees are set out below:

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit Committee is chaired by Gong Hua Zhang with Wang Zhi and Sui Guang Jun as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company's internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held ten meetings in 2008. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/ Eligible to attend
Gong Hua Zhang (chairman)	10/10
Wang Zhi	10/10
Sui Guang Jun	9/10

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2007 and 2008:

	2008 **RMB Million**	2007 RMB Million
Audit fees	**16**	16
Non-audit fees	**1**	3[(1)]
Total	**17**	19

(1) Including the fee for providing SOX Act advisory services to the Group.

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2008, the Remuneration and Assessment Committee comprises three members and chaired by Sui Guang Jun (INED) together with Gong Hua Zhang (INED) and Wang Quan Hua (Director) as members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company's "preliminary proposals on annual emoluments of the directors and senior management of the Group". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee held four meetings in 2008, all of which were held according to its rules and procedures. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	**Attended/ Eligible to attend**
Sui Guang Jun (Chairman)	4/4
Wang Quan Hua	4/4
Gong Hua Zhang	4/4

Corporate Governance Report

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2008.

NOMINATION COMMITTEE

As at 31 December 2008, the Nomination Committee consists of two members, Messers Wang Zhi and Gong Hua Zhang, they are INEDs. Mr. Liu Shao Yong resigned as the chairman of the Nomination Committee on 12 December 2008 due to change of offices and Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on 11 March 2009. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the articles of association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held one meeting in 2008. The Nomination Committee has performed all its obligations under their terms of reference in 2008. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	**(No. of meetings) Attended/ Eligible to attend**
Si Xian Min (Chairman) (appointed on 11 March 2009)	–/–
Liu Shao Yong (ex-Chairman) (resigned on 12 December 2008)	1/1
Wang Zhi	1/1
Gong Hua Zhang	1/1

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Directors' interests in the securities of the Company as of 31 December 2008 are disclosed on pages 20 to 32 of the Report of the directors in this Annual Report. Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2008 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, KPMG, are set out on pages 41 to 42. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

INTERNAL CONTROL

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2008.

Independent Auditor's Report

KPMG

Independent auditor's report to the shareholders of China Southern Airlines Company Limited
(Incorporated in The People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 43 to 138, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

14 April 2009

Consolidated Income Statement

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million (restated, note 3)
Operating revenue			
Traffic revenue	4	**53,913**	53,196
Other operating revenue	4	**1,375**	1,205
Total operating revenue		**55,288**	54,401
Operating expenses			
Flight operations	5	**34,982**	29,082
Maintenance	6	**4,890**	4,643
Aircraft and traffic servicing	7	**8,476**	8,160
Promotion and sales	8	**3,491**	3,421
General and administrative	9	**2,041**	1,874
Impairment on property, plant and equipment	19(j)	**1,884**	109
Depreciation and amortisation	10	**5,746**	5,554
Others		**257**	113
Total operating expenses		**61,767**	52,956
Other (loss)/income, net	13	**(59)**	130
Operating (loss)/profit		**(6,538)**	1,575
Interest income		**103**	73
Interest expense	12	**(1,987)**	(2,291)
Share of associates' results	22	**(12)**	57
Share of jointly controlled entities' results	23	**170**	123
(Loss)/gain on derivative financial instruments, net		**(124)**	90
Exchange gain, net		**2,592**	2,832
Gain on sale of other investments in equity securities		**–**	107
Gain on sale of a jointly controlled entity		**143**	–
Gain on sale of equity interest in subsidiaries		**37**	7
Others, net		**892**	306
(Loss)/profit before taxation		**(4,724)**	2,879
Income tax expense	15	**(62)**	(847)
(Loss)/profit for the year		**(4,786)**	2,032

Consolidated Income Statement

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2008** **RMB million**	2007 RMB million (restated, note 3)
Attributable to			
Equity shareholders of the Company	16	**(4,823)**	1,839
Minority interests		**37**	193
(Loss)/profit for the year		**(4,786)**	2,032
(Loss)/earnings per share	18		
Basic		**RMB(0.74)**	RMB0.28
Diluted		**N/A**	N/A

The notes on pages 53 to 138 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million (restated, note 3)
Non-current assets			
Property, plant and equipment, net	19	**53,237**	58,441
Construction in progress	20	**17,321**	11,385
Lease prepayments		**531**	556
Interest in associates	22	**235**	219
Interest in jointly controlled entities	23	**1,048**	873
Other investments in equity securities	24	**166**	168
Lease deposits		**563**	659
Available-for-sale equity securities	25	**114**	362
Deferred tax assets	26	**167**	84
Other assets	27	**412**	469
		73,794	73,216
Current assets			
Financial assets	28	**–**	2
Inventories	29	**1,229**	1,213
Trade receivables	30	**1,317**	1,966
Other receivables		**1,371**	1,075
Prepaid expenses and other current assets		**620**	592
Amounts due from related companies	37	**11**	118
Pledged bank deposits	32(j)	**51**	–
Cash and cash equivalents	31	**4,649**	3,824
		9,248	8,790
Current liabilities			
Financial liabilities	28	**116**	5
Bank and other loans	32	**22,178**	24,948
Short-term financing bills	33	**2,000**	–
Obligations under finance leases	34	**1,781**	2,877
Trade and bills payables	35	**1,353**	1,844
Sales in advance of carriage		**2,244**	1,891
Deferred revenue	36	**261**	168
Taxes payable		**120**	500
Amounts due to related companies	37	**102**	194
Accrued expenses	38	**8,420**	7,290
Other liabilities	39	**2,963**	2,994
		41,538	42,711
Net current liabilities	48(a)	**(32,290)**	(33,921)
Total assets less current liabilities		**41,504**	39,295

Consolidated Balance Sheet

At 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million (restated, note 3)
Non-current liabilities and deferred items			
Bank and other loans	32	**17,429**	9,074
Obligations under finance leases	34	**11,157**	12,858
Deferred revenue	36	**445**	422
Provision for major overhauls	40	**945**	683
Provision for early retirement benefits	41	**179**	230
Deferred benefits and gains		**1,109**	1,027
Deferred tax liabilities	26	**761**	691
		32,025	24,985
Net assets		**9,479**	14,310
Capital and reserves			
Share capital	42	**6,561**	4,374
Reserves	43	**460**	7,489
Total equity attributable to equity shareholders of the Company		**7,021**	11,863
Minority interests		**2,458**	2,447
Total equity		**9,479**	14,310

Approved and authorised for issue by the board of directors on 14 April 2009.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 53 to 138 form part of these financial statements.

Company Balance Sheet

At 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million (restated, note 3)
Non-current assets			
Property, plant and equipment, net	19	**42,880**	47,575
Construction in progress	20	**14,987**	10,537
Lease prepayments		**421**	353
Interest in subsidiaries	21	**1,448**	1,645
Investments in associates	22	**128**	162
Investments in jointly controlled entities	23	**710**	804
Other investments in equity securities	24	**100**	101
Lease deposits		**491**	554
Available-for-sale equity securities	25	**78**	245
Deferred tax assets	26	**123**	50
Other assets	27	**384**	417
		61,750	62,443
Current assets			
Financial assets	28	**–**	2
Inventories	29	**993**	989
Trade receivables	30	**1,058**	1,592
Other receivables		**1,280**	954
Prepaid expenses and other current assets		**516**	502
Amounts due from related companies	37	**11**	118
Cash and cash equivalents	31	**3,944**	3,234
		7,802	7,391
Current liabilities			
Financial liabilities	28	**116**	5
Bank and other loans	32	**20,792**	23,632
Short-term financing bills	33	**2,000**	–
Obligations under finance leases	34	**1,739**	2,855
Trade and bills payables	35	**909**	1,550
Sales in advance of carriage		**1,988**	1,682
Deferred revenue	36	**229**	149
Taxes payables		**107**	422
Amounts due to related companies	37	**94**	142
Accrued expenses	38	**6,715**	5,881
Other liabilities	39	**2,588**	2,515
		37,277	38,833
Net current liabilities		**(29,475)**	(31,442)
Total assets less current liabilities		**32,275**	31,001

Company Balance Sheet

At 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008 RMB million	2007 RMB million (restated, note 3)
Non-current liabilities and deferred items			
Bank and other loans	32	**15,028**	6,723
Obligations under finance leases	34	**10,137**	12,305
Deferred revenue	36	**395**	369
Provision for major overhauls	40	**707**	551
Provision for early retirement benefits	41	**173**	222
Deferred benefits and gains		**1,104**	1,027
		27,544	21,197
Net assets		**4,731**	9,804
Capital and reserves			
Share capital	42	**6,561**	4,374
Reserves	43	**(1,830)**	5,430
Total equity		**4,731**	9,804

Approved and authorised for issue by the board of directors on 14 April 2009.

Si Xian Min
Director

Tan Wan Geng
Director

Xu Jie Bo
Director

The notes on pages 53 to 138 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note)	(Accumulated losses)/ retained earnings RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
At 1 January 2007								
– as previously reported	4,374	5,325	–	603	(114)	10,188	1,933	12,121
– prior period adjustment arising from adoption of IFRIC 13 (Note 3)	–	–	–	–	(351)	(351)	(18)	(369)
– as restated	4,374	5,325	–	603	(465)	9,837	1,915	11,752
Profit for the year								
– as previously reported	–	–	–	–	1,871	1,871	194	2,065
– prior period adjustment arising from adoption of IFRIC13 (Note 3)	–	–	–	–	(32)	(32)	(1)	(33)
– as restated	–	–	–	–	1,839	1,839	193	2,032
Capital contribution by minority shareholders	–	–	–	–	–	–	240	240
Acquisition of Nan Lung Freight and Air Catering (Note 47(b))	–	–	–	–	–	–	80	80
Disposal of equity interest in a subsidiary to minority shareholders (Note 47(c))	–	–	–	–	–	–	(8)	(8)
Changes in fair value of available-for-sale equity securities, net (Note 25)	–	–	183	–	–	183	35	218
Distributions to minority shareholders	–	–	–	–	–	–	(8)	(8)
Share of an associate's reserves movement	–	–	–	4	–	4	–	4
At 31 December 2007	4,374	5,325	183	607	1,374	11,863	2,447	14,310

Consolidated Statement of Changes in Equity

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note)	(Accumulated losses)/ retained earnings RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
At 1 January 2008	4,374	5,325	183	607	1,374	11,863	2,447	14,310
Bonus share issue (Note 42)	2,187	(2,187)	–	–	–	–	–	–
(Loss)/profit for the year	–	–	–	–	(4,823)	(4,823)	37	(4,786)
Acquisition of China Southern West Australian Flying College Pty Limited (Note 44(c)(xiv))	–	–	–	(5)	–	(5)	–	(5)
Disposal of partial equity interest in a subsidiary to minority shareholders	–	–	–	–	–	–	24	24
Changes in fair value of available-for-sale equity securities, net (Note 25)	–	–	(165)	–	–	(165)	(27)	(192)
Distributions to minority shareholders	–	–	–	–	–	–	(28)	(28)
Government contributions (Note 43(d))	–	–	–	151	–	151	5	156
At 31 December 2008	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 43.

The notes on pages 53 to 138 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2008 RMB million	2007 RMB million (restated, note 3)
(Loss)/profit before taxation	(4,724)	2,879
Depreciation of property, plant and equipment	5,759	5,597
Other amortisation	58	28
Amortisation of deferred benefits and gains	(71)	(71)
Impairment loss on property, plant and equipment	1,884	109
Share of associates' results	12	(57)
Share of jointly controlled entities' results	(170)	(123)
Loss/(gain) on sale of property, plant and equipment, net	59	(130)
Gain on sale of other investments in equity securities	–	(107)
Gain on sale of a jointly controlled entity	(143)	–
Gain on sale of equity interest in subsidiaries	(37)	(7)
Interest income	(103)	(73)
Interest expense	1,987	2,291
Loss/(gain) on derivative financial instruments, net	124	(90)
Dividend income from other investments in equity securities	(14)	(12)
Unrealised exchange gain, net	(2,649)	(2,832)
(Increase)/decrease in inventories	(16)	108
Decrease/(increase) in trade receivables	649	(349)
Decrease in other receivables	203	156
Increase in prepaid expenses and other current assets	(28)	(8)
Increase/(decrease) in net amounts due to related companies	15	(50)
Decrease in trade and bills payables	(491)	(95)
Increase in sales in advance of carriage	353	451
Increase in accrued expenses	1,274	1,790
(Decrease)/increase in other liabilities	(36)	245
Increase in deferred revenue	116	98
Increase/(decrease) in provision for major overhauls	262	(122)
Decrease in provision for early retirement benefits	(51)	(76)
Increase in deferred benefits and gains	34	148
Cash inflows from operations	4,256	9,698
Interest received	103	73
Interest paid	(2,805)	(2,814)
Income tax paid	(399)	(88)
Net cash inflows from operating activities	1,155	6,869

Consolidated Cash Flow Statement

For the year ended 31 December 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2008 RMB million	2007 RMB million (restated, note 3)
Investing activities		
Proceeds from sale of property, plant and equipment	312	288
Proceeds from sale of a jointly controlled entity	210	–
Proceeds from sale of equity interest in subsidiaries	61	–
Proceeds from sale of other investments in equity securities	–	127
Net cash settlement of derivative financial instruments	(11)	67
Dividends received from jointly controlled entities	14	79
Dividends received from other investments	14	12
Payment of lease deposits	–	(86)
Refund of lease deposits	54	165
Capital expenditures	(8,364)	(5,502)
Increase in pledged bank deposits	(51)	–
Payment for the investment in associate and other investments	(29)	(10)
Payment for acquisition of Nan Lung Freight and Air Catering (Note 47(b))	–	(58)
Proceeds from disposal of GZ Aviation Hotel (Note 47(c))	–	74
Net cash used in investing activities	(7,790)	(4,844)
Net cash (outflows)/inflows before financing activities	(6,635)	2,025
Financing activities		
Proceeds from bank and other loans	41,450	30,984
Proceeds from issue of short-term financing bills	2,000	–
Repayment of bank and other loans	(33,783)	(28,660)
Repayment of principal under finance lease obligations	(2,335)	(3,021)
Capital contribution received from minority shareholders	–	240
Capital contribution received from government (Note 43(d))	156	–
Dividends paid to minority shareholders	(28)	(8)
Net cash inflows/(outflows) in financing activities	7,460	(465)
Increase in cash and cash equivalents	825	1,560
Cash and cash equivalents at 1 January	3,824	2,264
Cash and cash equivalents at 31 December	4,649	3,824

The notes on pages 53 to 138 form part of these financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 3 provides information on the impact of the new and revised IFRSs and interpretations that are first effective for the current accounting period and the changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

At 31 December 2008, the Group's current liabilities exceeded its current assets by RMB32,290 million, which includes bank and other loans repayable within one year of RMB22,178 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 48(a).

The consolidated financial statements for the year ended 31 December 2008 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) Basis of preparation of the financial statements (cont'd)

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

– Certain property, plant and equipment (Note 2(h));

– Certain assets held under finance leases (Note 2(j));

– Derivative financial instruments (Note 2(g)); and

– Available-for-sale equity securities (Note 2(f)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 53.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(c) Subsidiaries and minority interests (cont'd)

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss recognised for the year (Note 2(l)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) Associates and jointly controlled entities (cont'd)

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(f) Other investments in equity securities (cont'd)

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognised at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(iii).

(ii) Other property, plant and equipment

Items of property, plant and equipment are initially stated at cost. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group's property, plant and equipment as at 31 December 1996 (Note 19(d)), which was based on depreciated replacement costs, the Group's property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses (Note 2(l)).

Revaluations are performed with sufficient regularity to ensure that the carrying amount of the property, plant and equipment does not differ materially from that which would be determined using fair value at the balance sheet date.

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

- When a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

- When a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(h) Property, plant and equipment (cont'd)

(ii) Other property, plant and equipment (cont'd)

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	2.5 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) Leased assets (cont'd)

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(i) Impairment of investments in equity securities and other receivables (cont'd)

– For available-for-sale equity securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Property, plant and equipment;
– Construction in progress;
– Lease deposits;
– Lease prepayments;
– Deferred expenditure;
– Investments in subsidiaries, associates and jointly controlled entities; and
– Goodwill.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(ii) Impairment of other assets (cont'd)

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses
An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses
In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(r) Financial guarantees issued, provisions and contingent liabilities (cont'd)

(i) Financial guarantees issued (cont'd)

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred benefits and gains

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(u) Income tax (cont'd)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(v) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Passenger, cargo and mail revenues*

Passenger, cargo and mail revenues are recognised at the fair value of the consideration received or receivable when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii) *Frequent flyer revenue*

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are ultimately utilised.

Revenue received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

The value attributed to mileages that are expected to expire is recognised as revenue, based on the number of mileages that have been redeemed relative to the total number expected to be redeemed.

(iii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iv) Dividend income is recognised when the shareholder's right to receive payment is established.

(v) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(vi) Interest income is recognised as it accrues using the effective interest method.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to the income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(bb) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing on the dates the fair value was determined.

(cc) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(dd) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. The new interpretations and amendments that are first effective for the current accounting year of the Group have no significant impact to the principal accounting policies of the Group.

During the current accounting period, the Group has early adopted IFRIC 13, *Customer Loyalty Programmes*, which is effective for accounting periods beginning on or after 1 July 2008. Other than this, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 55).

Prior to the adoption of IFRIC 13, the Group accounted for the accumulated mileages under its frequent flyer award programmes using incremental cost method. The estimated incremental cost to provide free travel was recognised as an expense and accrued as a current liability when members accumulated mileages. When members redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

On adoption of IFRIC 13, revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer programmes. The value attributed to the awarded mileages is deferred as a liability until the mileages are ultimately utilised. As members of the programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when transportation is provided. Revenue is recognised at the point of redemption when non-flight awards are selected. Further details of the new policy are set out in note 2(v)(ii).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Restatement of prior periods and opening balances

The new accounting policy on adoption of IFRIC 13 has been applied retrospectively with comparatives restated. The impact of the adoption of IFRIC 13 to each of the line items in the consolidated income statement, consolidated balance sheet, consolidated cash flow statement and the Company's balance sheet line items previously reported for the year ended 31 December 2007 are set out as follows:

(i) Consolidated income statement for the year ended 31 December 2007

	2007 (as previously reported) RMB million	Effect of adoption of IFRIC 13 (increase/ (decrease) in profit for the year) RMB million	2007 (as restated) RMB million
Operating revenue			
Traffic revenue	53,297	(101)	53,196
Operating expenses			
Promotion and sales	3,478	(57)	3,421
Operating profit	1,619	(44)	1,575
Profit before taxation	2,923	(44)	2,879
Income tax expense	(858)	11	(847)
Profit for the year	2,065	(33)	2,032
Attributable to			
Equity shareholders of the Company	1,871	(32)	1,839
Minority interests	194	(1)	193
Earnings per share			
Basic	RMB0.29	RMB(0.01)	RMB0.28

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Restatement of prior periods and opening balances (cont'd)

(ii) Consolidated balance sheet at 31 December 2007

	2007 (as previously reported) RMB million	Effect of adoption of IFRIC 13 (increase/ (decrease) in net assets for the year) RMB million	2007 (as restated) RMB million
Non-current assets			
Deferred tax assets	11	73	84
Current liabilities			
Sales in advance of carriage	1,885	6	1,891
Deferred revenue	–	168	168
Accrued expenses	7,354	(64)	7,290
Non-current liabilities and deferred items			
Deferred revenue	–	422	422
Deferred tax liabilities	748	(57)	691
Net assets	14,712	(402)	14,310
Capital and reserves			
Reserves	7,872	(383)	7,489
Total equity attributable to equity shareholders of the Company	12,246	(383)	11,863
Minority interests	2,466	(19)	2,447

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Restatement of prior periods and opening balances (cont'd)

(iii) Consolidated cash flow statement for the year ended 31 December 2007

	2007 (as previously reported) RMB million	Effect of adoption of IFRIC 13 RMB million	2007 (as restated) RMB million
Net cash inflows from operating activities			
Profit before taxation	2,923	(44)	2,879
Increase in sales in advance of carriage	449	2	451
Increase in accrued expenses	1,846	(56)	1,790
Increase in deferred revenue	–	98	98

(iv) Company's balance sheet at 31 December 2007

	2007 (as previously reported) RMB million	Effect of adoption of IFRIC 13 (increase/ (decrease) in net assets for the year) RMB million	2007 (as restated) RMB million
Non-current assets			
Deferred tax assets	–	50	50
Current liabilities			
Sales in advance of carriage	1,676	6	1,682
Deferred revenue	–	149	149
Accrued expenses	5,934	(53)	5,881
Non-current liabilities and deferred items			
Deferred revenue	–	369	369
Deferred tax liabilities	66	(66)	–
Net assets	10,159	(355)	9,804
Capital and reserves			
Reserves	5,785	(355)	5,430

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(b) Estimated effect of changes in accounting policies on the current year

The estimated effect on the Group's consolidated net loss for the year ended 31 December 2008 and consolidated net assets at 31 December 2008 is a decrease of RMB96 million and an increase of RMB498 million respectively, had the previous policies still been applied in the current year.

4 TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2008 RMB million	2007 RMB million (restated, note 3)
Traffic revenue		
Passenger	**50,412**	49,499
Cargo and mail	**3,501**	3,697
	53,913	53,196
Other operating revenue		
Commission income	**317**	281
General aviation income	**133**	108
Ground services income	**250**	241
Air catering income	**107**	81
Rental income	**120**	119
Others	**448**	375
	1,375	1,205
	55,288	54,401

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (including business tax and other surcharges) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong, Macau and Taiwan flights. Pursuant to the "Notice of exemption of business tax on fuel surcharge for airline companies" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from 1 January 2008 to 31 December 2010. Sales tax incurred by the Group during the year ended 31 December 2008, netted off against revenue, amounted to RMB1,337 million (2007: RMB1,574 million).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

5 FLIGHT OPERATIONS EXPENSES

	2008 RMB million	2007 RMB million
Jet fuel costs	23,086	18,316
Operating lease charges		
– Aircraft and flight equipment	4,166	3,735
– Land and buildings	361	320
Air catering expenses	1,363	1,350
Aircraft insurance	174	207
Flight personnel payroll and welfare	2,490	2,226
Training expenses	577	517
CAAC Infrastructure Development Fund contributions	1,289	1,250
Others	1,476	1,161
	34,982	29,082

6 MAINTENANCE EXPENSES

	2008 RMB million	2007 RMB million
Repair and maintenance charges	4,406	4,111
Maintenance materials	484	532
	4,890	4,643

7 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2008 RMB million	2007 RMB million
Landing and navigation fees	6,135	6,030
Ground service and other charges	2,341	2,130
	8,476	8,160

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

8 PROMOTION AND SALES EXPENSES

	2008 RMB million	2007 RMB million (restated, note 3)
Sales commissions	1,853	1,789
Ticket office expenses	1,055	1,016
Computer reservation services	331	385
Advertising and promotion	52	51
Others	200	180
	3,491	3,421

9 GENERAL AND ADMINISTRATIVE EXPENSES

	2008 RMB million	2007 RMB million
General corporate expenses	1,973	1,811
Auditors' remuneration	16	16
Other taxes and levies	52	47
	2,041	1,874

10 DEPRECIATION AND AMORTISATION

	2008 RMB million	2007 RMB million
Depreciation		
– Owned assets	4,199	4,232
– Assets acquired under finance leases	1,560	1,365
Amortisation of deferred benefits and gains	(71)	(71)
Other amortisation	58	28
	5,746	5,554

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

11 STAFF COSTS

	2008 RMB million	2007 RMB million
Salaries, wages and welfare	5,591	5,130
Retirement scheme contributions	686	614
Early retirement benefits (Note 41)	10	12
	6,287	5,756

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 5 to 9 above.

12 INTEREST EXPENSE

	2008 RMB million	2007 RMB million
Interest on bank and other loans wholly repayable within five years	1,934	1,986
Interest on other loans	30	105
Finance charges on obligations under finance leases	678	743
Other interest expense (Note 41)	19	15
Less: borrowing costs capitalised	(674)	(558)
	1,987	2,291

The borrowing costs have been capitalised at rates ranging from 5.17% to 5.28% per annum in 2008 (2007: 5.30% to 5.84% per annum).

13 OTHER (LOSS)/INCOME, NET

	2008 RMB million	2007 RMB million
(Loss)/gain on sale of property, plant and equipment, net		
– Aircraft and spare engines	(20)	106
– Other property, plant and equipment	(39)	24
	(59)	130

In 2008, the loss on sale of property, plant and equipment mainly included a loss of RMB20 million on the sale of one Boeing 757-200 aircraft, to an independent third party, being the excess of the carrying amount of the asset and related disposal costs over the sale proceeds.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

13 OTHER (LOSS)/INCOME, NET (cont'd)

In 2007, the Group recognised a gain on sale of property, plant and equipment of RMB106 million on the sale of eleven MD82 aircraft, three MD82 spare engines and one Boeing 737-500 spare engine to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2008 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Si Xian Min	–	857	–	60	917
Li Wen Xin	–	596	–	80	676
Wang Quan Hua	–	535	–	61	596
Liu Bao Heng (Note (ii))	–	–	–	–	–
Tan Wan Geng	–	854	–	59	913
Xu Jie Bo	–	711	–	57	768
Chen Zhen You	–	711	–	55	766
Liu Shao Yong (Notes (i) and (iii))	–	597	–	79	676
Zhao Liu An (Notes (i) and (iv))	–	442	–	61	503
Supervisors					
Sun Xiao Yi	–	535	–	61	596
Yang Guang Hua	–	712	–	28	740
Yang Yi Hua	–	292	–	53	345
Liang Zhong Gao	–	296	–	54	350
Zhang Wei (Note (v))	–	282	–	61	343
Independent non-executive directors					
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
Gong Hua Zhang	100	–	–	–	100
Lam Kwong Yu, Albert	89	–	–	–	89
	389	7,420	–	769	8,578

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(a) Directors' and supervisors' emoluments (cont'd)

Details of directors' and supervisors' emoluments for the year ended 31 December 2007 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Si Xian Min	–	670	–	13	683
Li Wen Xin	–	329	–	14	343
Wang Quan Hua	–	597	–	14	611
Tan Wan Geng	–	542	–	13	555
Xu Jie Bo	–	529	–	13	542
Chen Zhen You	–	513	–	16	529
Liu Shao Yong (Note (i))	–	737	–	14	751
Zhao Liu An (Note (i))	–	576	–	14	590
Supervisors					
Sun Xiao Yi	–	597	–	14	611
Yang Guang Hua	–	565	–	8	573
Yang Yi Hua	–	209	–	16	225
Liang Zhong Gao	–	232	–	12	244
Liu Biao (Note vi)	–	134	–	2	136
Independent non-executive directors					
Peter Lok (Note vii)	49	–	–	–	49
Wei Ming Hai (Note vii)	50	–	–	–	50
Gong Hua Zhang (Note viii)	50	–	–	–	50
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
Lam Kwong Yu, Albert (Note viii)	48	–	–	–	48
	397	6,230	–	163	6,790

Notes:

(i) The above amounts included salaries paid to these directors as pilots of the Company.

(ii) Appointed on 29 December 2008.

(iii) Resigned on 12 December 2008.

(iv) Resigned on 19 September 2008.

(v) Appointed on 25 June 2008.

(vi) Resigned on 18 January 2008.

(vii) Retired on 28 June 2007.

(viii) Appointed on 28 June 2007.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(b) Individuals with highest emoluments

In 2008, two of the five individuals (2007: one) with the highest emoluments are directors. The aggregate emoluments in respect of the three (2007: four) individuals during the year are as follows:

	2008 RMB'000	2007 RMB'000
Salaries, allowances and benefits in kind	2,829	3,162
Retirement scheme contributions	162	50
	2,991	3,212

The emoluments of the three (2007: four) individuals with the highest emoluments are within the following band:

	2008 Number of individuals	2007 Number of individuals
Nil to HK$1,000,000 (RMB882,000 equivalent)	1	4
HK$1,000,000 to HK$1,500,000 (RMB1,335,000 equivalent)	2	–

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

15 INCOME TAX EXPENSE

(a) Income tax expense in the consolidated income statement

	2008 RMB million	2007 RMB million (restated, note 3)
PRC income tax		
Provision for the year	25	408
Over-provision in prior year	(6)	(58)
	19	350
Deferred tax		
Origination and reversal of temporary differences	232	301
Effect on deferred tax balances resulting from a change in tax rate	(189)	196
	43	497
Income tax expense	62	847

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

On 16 March 2007, the National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which took effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Prior to enactment of the new tax law, the headquarters of the Company was taxed at a preferential rate of 18% and the branches and subsidiaries were taxed at rates ranging from 15% to 33%.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

15 INCOME TAX EXPENSE (cont'd)

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2008 RMB million	2007 RMB million (restated, note 3)
(Loss)/profit before taxation	**(4,724)**	2,879
Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profit in the tax jurisdiction concerned (Note i)	**(913)**	474
Adjustments for tax effect of:		
Non-deductible expenses	**64**	250
Share of results of associates and jointly controlled entities	**(38)**	(36)
Tax losses not recognised (Note 26(b))	**566**	28
Deductible temporary differences not recognised (Note 26(b))	**577**	–
Effect of change in tax rate (Note ii)	**(189)**	196
Over provision in prior years	**(6)**	(58)
Others	**1**	(7)
Actual tax expense	**62**	847

Notes:

(i) The statutory income tax rate in the PRC is 25% (2007: 33%). The headquarters of the Company is taxed at 18% (2007: 18%), and its branches are taxed at rates ranging from 18% to 25% (2007: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 15% to 30% (2007: 7.5% to 33%).

(ii) The deferred tax assets and liabilities as at 31 December 2008 and 2007 have been remeasured for the change in applicable tax rates as a result of enactment of regulations governing administration of income tax among headquarters and branches in 2008, and the new tax law and certain detailed implementation rules in 2007, respectively.

16 (LOSS)/PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The (loss)/profit attributable to equity shareholders of the Company for the year ended 31 December 2008 includes a loss of RMB5,022 million (2007 restated: a profit of RMB1,441 million) which has been dealt with in the financial statements of the Company.

(Expressed in Renminbi)

17 DIVIDENDS

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2008.

No dividend was paid in respect of the year ended 31 December 2007.

18 (LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share for the year ended 31 December 2008 is based on the loss attributable to equity shareholders of the Company of RMB4,823 million (2007 restated: profit of RMB1,839 million) and the weighted average number of shares in issue during the year of 6,561,267,000 (2007: 6,561,267,000 after adjusting for bonus share issue in 2008 (Note 42)).

	2008 **Million shares**	2007 Million shares
Issued ordinary shares at 1 January	**4,374**	4,374
Effect of bonus share issue (Note 42)	**2,187**	2,187
Weighted average number of ordinary shares at 31 December	**6,561**	6,561

No diluted earnings per share information has been presented because the Company does not have any dilutive potential ordinary shares in issue for both the current and prior years.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2007	264	6,621	33,213	23,815	10,294	3,308	77,515
Additions	2	159	1,149	4,340	698	282	6,630
Transfer from construction in progress (Note 20)	–	129	681	396	73	5	1,284
Through the acquisition of Nan Lung Freight and Air Catering (Note 47(b))	–	24	–	–	–	53	77
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Disposals	–	(141)	(359)	(63)	(376)	(200)	(1,139)
At 31 December 2007	266	6,792	37,389	25,783	10,689	3,448	84,367
Representing:							
Cost	266	6,440	32,016	21,496	8,540	3,039	71,797
Valuation-1996 (Note (d))	–	352	5,373	4,287	2,149	409	12,570
	266	6,792	37,389	25,783	10,689	3,448	84,367
At 1 January 2008	266	6,792	37,389	25,783	10,689	3,448	84,367
Additions	–	36	683	288	739	307	2,053
Transfer from construction in progress (Note 20)	–	180	56	101	152	22	511
Reclassification on exercise of purchase options	–	–	4,784	(4,784)	–	–	–
Reclassification in respect of sale and lease back (finance lease)	–	–	(640)	640	–	–	–
Reclassification from lease prepayments	98	–	–	–	–	–	98
Other reclassification	412	(555)	–	190	(190)	143	–
Disposals	–	(45)	(828)	(96)	(271)	(193)	(1,433)
At 31 December 2008	**776**	**6,408**	**41,444**	**22,122**	**11,119**	**3,727**	**85,596**
Representing:							
Cost	776	6,060	36,308	17,835	8,970	3,350	73,299
Valuation-1996 (Note (d))	–	348	5,136	4,287	2,149	377	12,297
	776	**6,408**	**41,444**	**22,122**	**11,119**	**3,727**	**85,596**

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(a) The Group (cont'd)

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2007	58	998	8,385	4,085	5,595	2,059	21,180
Charge for the year	11	286	2,554	1,365	1,037	344	5,597
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Disposals	–	(27)	(359)	(63)	(343)	(168)	(960)
Impairment losses (Note (j))	–	–	109	–	–	–	109
At 31 December 2007	69	1,257	11,567	4,509	6,289	2,235	25,926
At 1 January 2008	69	1,257	11,567	4,509	6,289	2,235	25,926
Charge for the year	14	232	2,752	1,560	835	366	5,759
Reclassification on exercise of purchase options	–	–	2,050	(2,050)	–	–	–
Reclassification in respect of sale and lease back (finance lease)	–	–	(15)	15	–	–	–
Reclassification from lease prepayments	6	–	–	–	–	–	6
Other reclassification	47	(62)	–	50	(50)	15	–
Disposals	–	(14)	(732)	(65)	(240)	(165)	(1,216)
Impairment losses (Note (j))	–	3	1,741	50	90	–	1,884
At 31 December 2008	**136**	**1,416**	**17,363**	**4,069**	**6,924**	**2,451**	**32,359**
Net book value:							
At 31 December 2008	**640**	**4,992**	**24,081**	**18,053**	**4,195**	**1,276**	**53,237**
At 31 December 2007	197	5,535	25,822	21,274	4,400	1,213	58,441

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2007	264	3,491	25,211	23,815	8,881	2,408	64,070
Additions	–	120	468	3,712	646	169	5,115
Transfer from construction in progress (Note 20)	–	53	–	396	73	–	522
Transfer from subsidiary	–	593	–	–	–	27	620
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Transfer to Chongqing Airlines (Note 21)	–	–	(809)	–	–	–	(809)
Disposals	–	(9)	(312)	(63)	(144)	(135)	(663)
At 31 December 2007	264	4,248	27,263	25,155	9,456	2,469	68,855
Representing:							
Cost	264	4,054	23,485	20,868	7,631	2,275	58,577
Valuation-1996 (Note (d))	–	194	3,778	4,287	1,825	194	10,278
	264	4,248	27,263	25,155	9,456	2,469	68,855
At 1 January 2008	264	4,248	27,263	25,155	9,456	2,469	68,855
Additions	–	6	614	288	584	237	1,729
Transfer from construction in progress (Note 20)	–	68	56	101	152	17	394
Transfer from subsidiary	–	–	–	–	130	–	130
Reclassification on exercise of purchase options	–	–	4,784	(4,784)	–	–	–
Transfer to Chongqing Airlines (Note 21))	–	–	(270)	–	–	–	(270)
Disposals	–	(4)	(480)	(65)	(136)	(98)	(783)
Other reclassification	–	(143)	–	190	(190)	143	–
At 31 December 2008	**264**	**4,175**	**31,967**	**20,885**	**9,996**	**2,768**	**70,055**
Representing:							
Cost	264	3,985	28,426	16,598	8,171	2,595	60,039
Valuation-1996 (Note (d))	–	190	3,541	4,287	1,825	173	10,016
	264	4,175	31,967	20,885	9,996	2,768	70,055

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company (cont'd)

	Investment properties	Buildings	Aircraft: Owned	Aircraft: Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2007	58	547	6,555	4,085	4,706	1,482	17,433
Charge for the year	11	201	2,051	1,343	788	248	4,642
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Transfer to Chongqing Airlines (Note 21)	–	–	(357)	–	–	–	(357)
Disposals	–	(1)	(312)	(63)	(50)	(121)	(547)
Impairment losses (Note (j))	–	–	109	–	–	–	109
At 31 December 2007	69	747	8,924	4,487	5,444	1,609	21,280
At 1 January 2008	69	747	8,924	4,487	5,444	1,609	21,280
Charge for the year	8	158	2,155	1,477	757	273	4,828
Transfer from subsidiary	–	–	–	–	55	–	55
Reclassification on exercise of purchase options	–	–	2,050	(2,050)	–	–	–
Transfer to Chongqing Airlines (Note 21))	–	–	(124)	–	–	–	(124)
Disposals	–	(3)	(474)	(65)	(113)	(90)	(745)
Other reclassification	–	(15)	–	50	(50)	15	–
Impairment losses (Note (j))	–	–	1,741	50	90	–	1,881
At 31 December 2008	**77**	**887**	**14,272**	**3,949**	**6,183**	**1,807**	**27,175**
Net book value:							
At 31 December 2008	**187**	**3,288**	**17,695**	**16,936**	**3,813**	**961**	**42,880**
At 31 December 2007	195	3,501	18,339	20,668	4,012	860	47,575

(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the thirty-one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2008 (2007: RMB22 million) in respect of these leases.

(d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December 1996 were revalued. This revaluation was conducted by a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 2005, by a firm of independent valuers, on a depreciated replacement cost basis, and a further assessment performed as of 31 December 2008 by the directors, the carrying amount of property, plant and equipment as at 31 December 2008 did not differ materially from their fair value.

At 31 December 2008, the carrying amount of the revalued property, plant and equipment approximated their historical carrying value had they been stated at cost less accumulated depreciation and impairment losses.

(e) As at 31 December 2008, certain aircraft and land of the Group and the Company with an aggregate carrying value of approximately RMB29,321 million and RMB24,129 million, respectively (2007: RMB32,976 million and RMB28,365 million, respectively) were mortgaged under certain loan and lease agreements (Notes 32 and 34).

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB54 million (2007: RMB49 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(f) (cont'd)

The Group's and the Company's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2008 RMB million	2007 RMB million
Within 1 year	64	49
After 1 year but within 5 years	203	191
After 5 years	154	198
	421	438

As at 31 December 2008, the net book value of the aircraft and flight training facilities leased out by the Group and the Company under operating leases amounted to RMB63 million and RMB824 million, respectively (2007: RMB77 million and RMB1,098 million, respectively).

(g) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(h) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(i) As at 31 December 2008 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan and Xinjiang, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2008, carrying value of such properties of the Group and the Company amounted to RMB2,331 million and RMB1,401 million, respectively (2007: RMB2,471 million and RMB1,505 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

19 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(j) The impairment losses recognised in 2008 mainly comprise the following:

- During the year, in view of the age and operating efficiency of the Group's fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose of these aircraft. The Group has commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for the respective model of aircraft.

- There has been a decrease in demand of cargo transportation services as a result of the current economic conditions. In addition, the operating efficiency of the Group's cargo freighters Boeing 747 is not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters. As such, the Group assessed the recoverable amounts of its cargo freighters and the related fleet assets. Based on this assessment, the carrying amount of the cargo freighters was written down by RMB291 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for the cargo freighters.

In 2007, in view of the age of the Group's fleet of MD82 aircraft, the Group disposed of 11 MD82 aircraft and assessed the recoverable amounts of the remaining 12 MD82 aircraft. Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million and recognised as an impairment loss during the year ended 31 December 2007. The estimates of recoverable amount were based on the aircraft's fair value less costs to sell, determined by reference to observable market prices for MD82 aircraft.

20 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**11,385**	9,587	**10,537**	8,498
Additions	**10,711**	6,004	**9,098**	5,478
Transferred to property, plant and equipment (Note 19)	**(511)**	(1,284)	**(394)**	(522)
Transferred to other assets upon completion of development of computer software	**(112)**	(115)	**(112)**	(114)
Transferred out in respect of sales and lease back of aircraft	**(4,135)**	(2,790)	**(4,135)**	(2,790)
Other decrease	**(17)**	(17)	**(7)**	(13)
At 31 December	**17,321**	11,385	**14,987**	10,537

The construction in progress as at 31 December 2008 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Base and Beijing Branch.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

20 CONSTRUCTION IN PROGRESS (cont'd)

During the year, the Company entered into agreements with certain third party lessors to sell 14 (2007: 9) aircraft to the lessors prior to the deliveries of these aircraft and then lease back the aircraft from the lessors in the form of operating leases. Upon delivery of aircraft, the advance payments paid to aircraft manufacturers and the related interest costs capitalised in respect of the aircraft included in construction in progress were transferred out to calculate the gain or loss on sales and lease back.

As at 31 December 2008, advance payments for acquisition of aircraft of the Group and the Company of approximately RMB6,337 million (2007: Nil) were mortgaged under certain loan agreements (Note 32).

21 INTEREST IN SUBSIDIARIES

	The Company	
	2008	2007
	RMB million	RMB million
Unlisted shares/capital contributions, at cost	**2,167**	2,057
Less: impairment loss	**(43)**	(43)
	2,124	2,014
Amounts due to subsidiaries	**(676)**	(369)
	1,448	1,645

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB43 million (2007: RMB43 million). Accordingly, a provision for impairment loss of RMB43 million was recorded on 31 December 2008 (2007: RMB43 million).

During the year, the Company acquired 26% equity interest in China Southern West Australian Flying College Pty Limited from CSAHC (Note 44(c)(xiv)). China Southern West Australian Flying College Pty Limited has become a 91% owned subsidiary of the Company since then.

During the year, the Company disposed of 20% equity interest in Guangzhou Nanland Air Catering Company Limited to a third party. Guangzhou Nanland Air Catering Company Limited has become a 55% owned subsidiary of the Company since then.

In 2007, the Company together with an independent third party established Chongqing Airlines Co,. Ltd. ("Chongqing Airlines"), a non-wholly owned subsidiary of the Company. The Company transferred three aircraft to Chongqing Airlines as an initial capital contribution in 2007. During the year, the Company further transferred one aircraft to Chongqing Airlines as a capital contribution.

Details of the Group's principal subsidiaries are set out in Note 56.

22 INTEREST IN ASSOCIATES

	The Group	
	2008	2007
	RMB million	RMB million
Share of net assets	**235**	219

	The Company	
	2008	2007
	RMB million	RMB million
Unlisted capital contributions, at cost	**439**	410
Less: impairment loss	**(311)**	(248)
	128	162

In the Company's balance sheet, a provision for impairment loss of RMB311 million was recorded on 31 December 2008 (2007: RMB248 million) in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

The details of the Group's principal associates are set out in Note 57, all of which are unlisted corporate entities.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

22 INTEREST IN ASSOCIATES (cont'd)

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Non-current assets	9,587	7,713	3,546	2,946
Current assets	5,524	3,116	1,158	633
Non-current liabilities	(6,314)	(4,597)	(2,460)	(1,789)
Current liabilities	(8,213)	(5,366)	(2,135)	(1,571)
Net assets	584	866	109	219
Net liabilities not shared by the Group			126	–
			235	219
Revenue	5,761	5,635	2,234	2,184
Expenses	(6,071)	(5,471)	(2,312)	(2,127)
(Loss)/profit for the year	(310)	164	(78)	57
Net loss not shared by the Group			66	–
			(12)	57

During the year, an associate of the Group recorded significant losses and resulted in a net liability position. The Group only shared its losses up to the Group's investment cost in the associate.

23 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2008	2007
	RMB million	RMB million
Share of net assets	1,048	873

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

23 INTEREST IN JOINTLY CONTROLLED ENTITIES (cont'd)

	The Company	
	2008	2007
	RMB million	RMB million
Unlisted capital contributions, at cost	**719**	869
Less: impairment loss	**(9)**	(65)
	710	804

In the Company's balance sheet, a provision for impairment loss of RMB9 million was recorded on 31 December 2008 (2007: RMB65 million) in respect of investments in certain jointly controlled entities in which the carrying amounts were determined to be not fully recoverable.

During the year, the Company disposed of its entire equity interest in China Postal Cargo Airlines Limited to the other venturer.

The details of the Group's principal jointly controlled entities are set out in Note 57, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2008	2007
	RMB million	RMB million
Non-current assets	**986**	1,140
Current assets	**1,226**	1,186
Non-current liabilities	**(291)**	(1,185)
Current liabilities	**(873)**	(268)
Net assets	**1,048**	873
Revenue	**2,382**	1,885
Expenses	**(2,212)**	(1,762)
Profit for the year	**170**	123

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

24 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Unlisted equity securities, at cost	**166**	168	**100**	101

Dividend income from unlisted securities of the Group amounted to RMB13 million during the year ended 31 December 2008 (2007: RMB10 million).

25 AVAILABLE-FOR-SALE EQUITY SECURITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Available-for-sale equity securities				
– Listed in the PRC	**114**	362	**78**	245
Market value of listed securities	**114**	362	**78**	245

During the year, a loss on remeasurement of the fair value, net of tax, of the Group's and the Company's available-for-sale equity securities was recognised directly in equity amounted to RMB192 million and RMB123 million (2007: gain of RMB218 million and RMB130 million), respectively.

Dividend income from listed securities of the Group amounted to RMB1 million during the year ended 31 December 2008 (2007: RMB2 million).

26 DEFERRED TAX ASSETS/(LIABILITIES)

Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million (restated, note 3)	**RMB million**	RMB million (restated, note 3)
At 1 January	**(607)**	(158)	**50**	200
(Charged)/Credited to income statement	**(43)**	(497)	**29**	(216)
Credited/(Charged) to equity	**56**	(64)	**44**	(46)
Transfer to income tax payable	**–**	112	**–**	112
At 31 December	**(594)**	(607)	**123**	50

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

26 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(a) The components of deferred tax assets/(liabilities) recognised are analysed as follows:

	The Group		The Company	
	2008 RMB million	2007 RMB million (restated, note 3)	2008 RMB million	2007 RMB million (restated, note 3)
Deferred tax assets:				
Accrued expenses	574	504	474	440
Deferred revenue	136	132	118	118
Others	53	46	36	36
Total deferred tax assets	763	682	628	594
Deferred tax liabilities:				
Accrued expenses	(278)	(177)	–	–
Depreciation allowances in excess of the related depreciation	(1,071)	(1,048)	(503)	(498)
Change in fair value of available-for-sale equity securities	(8)	(64)	(2)	(46)
Total deferred tax liabilities	(1,357)	(1,289)	(505)	(544)
Net deferred tax assets/(liabilities)	(594)	(607)	123	50

	The Group		The Company	
	2008 RMB million	2007 RMB million (restated, note 3)	2008 RMB million	2007 RMB million (restated, note 3)
Net deferred tax asset recognised on the balance sheet	167	84	123	50
Net deferred tax liability recognised on the balance sheet	(761)	(691)	–	–
	(594)	(607)	123	50

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

26 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(b) Deferred tax assets not recognised

At 31 December 2008, deferred tax assets have not been recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences and their corresponding unrecognised deferred tax assets are analysed as follows:

	The Group			
	2008		2007	
	Unrecognised unused tax losses and temporary differences RMB million	Unrecognised deferred tax assets RMB million	Unrecognised unused tax losses and temporary differences RMB million	Unrecognised deferred tax assets RMB million
Tax losses	3,251	658	401	92
Other deductible temporary differences:				
– Accrued expenses	637	145	–	–
– Provision for impairment losses	1,990	432	–	–
	2,627	577	–	–
	5,878	1,235	401	92

	The Company			
	2008		2007	
	Unrecognised unused tax losses and temporary differences RMB million	Unrecognised deferred tax assets RMB million	Unrecognised unused tax losses and temporary differences RMB million	Unrecognised deferred tax assets RMB million
Tax losses	2,550	493	–	–
Other deductible temporary differences:				
– Accrued expenses	607	139	–	–
– Provision for impairment losses	1,990	432	–	–
	2,597	571	–	–
	5,147	1,064	–	–

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

26 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(b) Deferred tax assets not recognised (cont'd)

At 31 December 2008, the Group's and the Company's deductible temporary differences relating to the accrued expenses and provision for impairment losses amounting to RMB2,627 million (2007: Nil) and RMB2,597 million (2007: Nil) respectively have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. The Group and the Company has not recognised deferred tax assets of RMB658 million (2007: RMB92 million) and RMB493 million (2007: Nil) respectively in respect of their corresponding unused tax losses of RMB3,251 million (2007: RMB401 million) and RMB2,550 million (2007: Nil) respectively, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Expiring in:				
2011	**309**	309	**–**	–
2012	**92**	92	**–**	–
2013	**2,850**	–	**2,550**	–
	3,251	401	**2,550**	–

27 OTHER ASSETS

Other assets of the Group and the Company mainly include lump sum housing benefits (Note 45), computer software used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefit, computer software and prepayment for exclusive use of right of an airport terminal are as follows:

	The Group		
	Lump sum housing benefit RMB million	Computer software RMB million	Prepayment for exclusive use right of an airport terminal RMB million
At 1 January 2007	145	67	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	119	149	150
At 1 January 2008	119	149	150
Additions	–	1	–
Amortisation	(26)	(41)	–
At 31 December 2008	**93**	**109**	**150**

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

27 OTHER ASSETS (cont'd)

	The Company		
	Lump sum housing benefit RMB million	Computer software RMB million	Prepayment for exclusive use right of an airport terminal RMB million
At 1 January 2007	145	64	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	119	146	150
At 1 January 2008	119	146	150
Amortisation	(26)	(40)	–
At 31 December 2008	**93**	**106**	**150**

28 FINANCIAL ASSETS/LIABILITIES

(a) Financial assets

	The Group and the Company	
	2008 RMB million	2007 RMB million
Fuel option	–	2

(b) Financial liabilities

	The Group and the Company	
	2008 RMB million	2007 RMB million
Foreign exchange forward option	**116**	5

(c) Further disclosure of the financial derivative instruments are set out in Note 48(c), (d) and (f).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

29 INVENTORIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Expendable spare parts and maintenance materials	**1,094**	1,087	**918**	927
Other supplies	**135**	126	**75**	62
	1,229	1,213	**993**	989

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Consumption	**828**	836	**717**	719
Write-down of inventories	**189**	101	**177**	74
	1,017	937	**894**	793

Inventories have been written down as a result of fleet adjustments during the current and prior years.

30 TRADE RECEIVABLES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**1,348**	1,999	**1,085**	1,620
Allowance for doubtful debts	**(31)**	(33)	**(27)**	(28)
	1,317	1,966	**1,058**	1,592

30 TRADE RECEIVABLES (cont'd)

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,123**	1,803	**929**	1,488
More than 1 month but less than 3 months	**182**	144	**123**	97
More than 3 months but less than 12 months	**11**	18	**6**	7
More than 12 months	**1**	1	**–**	–
	1,317	1,966	**1,058**	1,592

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**33**	40	**28**	36
Impairment loss recognised	**–**	2	**–**	–
Uncollectible amounts written off	**(2)**	(9)	**(1)**	(8)
At 31 December	**31**	33	**27**	28

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

30 TRADE RECEIVABLES (cont'd)

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Neither past due nor impaired	**1,305**	1,947	**1,052**	1,585

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

31 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks	**1,998**	1,111	**1,759**	1,011
Cash at bank and in hand	**2,651**	2,713	**2,185**	2,223
Cash and cash equivalents	**4,649**	3,824	**3,944**	3,234

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised subsequently on 31 December 2004 and 15 November 2007 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2008, the Group's and the Company's deposits with SA Finance amounted to RMB1,139 million and RMB1,095 million respectively (2007: RMB906 million and RMB887 million respectively) (Note 44(d)).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 BANK AND OTHER LOANS

(a) At 31 December 2008, bank and other loans were repayable as follows:

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Within 1 year or on demand	22,178	24,948	20,792	23,632
After 1 year but within 2 years	6,104	2,740	5,578	2,249
After 2 years but within 5 years	10,343	4,289	9,060	3,082
After 5 years	982	2,045	390	1,392
	17,429	9,074	15,028	6,723
	39,607	34,022	35,820	30,355

(b) At 31 December 2008, bank and other loans are analysed as follows:

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Short-term bank loans	18,232	21,313	17,337	20,846
Long-term bank and other loans due within one year (classified as current liabilities)	3,946	3,635	3,455	2,786
	22,178	24,948	20,792	23,632
Long-term bank and other loans due after one year (classified as non-current liabilities)	17,429	9,074	15,028	6,723
	39,607	34,022	35,820	30,355
Representing:				
Bank loans	39,604	34,019	35,820	30,355
Other loans	3	3	–	–
	39,607	34,022	35,820	30,355

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 BANK AND OTHER LOANS (cont'd)

(c) As at 31 December 2008, the Group's and the Company's weighted average interest rates on short-term borrowings were 4.48% and 4.46% per annum, respectively (2007: 5.14% and 5.12% per annum, respectively).

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	**3**	3	**–**	–
Floating interest rates ranging from 90% of benchmark interest rate (stipulated by PBOC) to benchmark interest rate as at 31 December 2008, with maturities through 2013	**7,647**	383	**6,900**	–
United States Dollars denominated loans				
Fixed interest rates ranging from 4.43% to 7.48% per annum as at 31 December 2008, with maturities through 2015	**994**	1,337	**827**	1,077
Floating interest rates ranging from 3-month LIBOR + 0.45% to 1.40% per annum as at 31 December 2008, with maturities through 2010	**1,343**	1,527	**1,279**	1,527
Floating interest rates ranging from 6-month LIBOR + 0.28% to 3.20% per annum as at 31 December 2008, with maturities through 2018	**11,388**	9,459	**9,477**	6,905
	21,375	12,709	**18,483**	9,509
Less: loans due within one year classified as current liabilities	**(3,946)**	(3,635)	**(3,455)**	(2,786)
	17,429	9,074	**15,028**	6,723

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 BANK AND OTHER LOANS (cont'd)

(e) The remaining contractual maturities at the balance sheet date of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year	**23,478**	26,233	**21,901**	24,741
After 1 year but within 2 years	**6,752**	3,157	**6,100**	2,543
After 2 years but within 5 years	**10,792**	4,899	**9,410**	3,487
After 5 years	**1,035**	2,215	**414**	1,480
	42,057	36,504	**37,825**	32,251

(f) As at 31 December 2008, bank and other loans of the Group and the Company totalling RMB9,188 million and RMB6,982 million, respectively (2007: RMB8,583 million and RMB5,768 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft, advance payments for aircraft, lease prepayments of land use right and investment properties with carrying amount of RMB17,652 million and RMB13,530 million, respectively (2007: RMB11,703 million and RMB7,698 million, respectively).

(g) As at 31 December 2008, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Guarantors				
Industrial Commercial Bank of China	**15**	46	**15**	46
Export-Import Bank of the United States	**304**	516	**137**	257
CSAHC	**783**	1,176	**649**	1,042
Shenzhen Yingshun Investment Development Co., Ltd.	**22**	22	**–**	–
SA Finance	**1**	3	**–**	–
Bank of Communications	**438**	–	**438**	–
China Minsheng Banking Corp., Ltd.	**629**	–	**629**	–
Huaxia Bank Co., Ltd.	**–**	657	**–**	657
	2,192	2,420	**1,868**	2,002

32 BANK AND OTHER LOANS (cont'd)

(h) As at 31 December 2008, loans to the Group and the Company from SA Finance amounted to RMB2,539 million and RMB2,029 million, respectively (2007: RMB329 million and RMB29 million, respectively) (Note 44(d)).

(i) The Group has significant bank and other loans balances as well as obligations under finance leases (Note 34) which are denominated in US dollars. The net exchange gain of RMB2,592 million (2007: RMB2,832 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslating bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 48(c).

(j) As at 31 December 2008, short-term bank loans of the Group amounting to RMB37 million (2007: Nil) were secured by pledged bank deposits of RMB51 million (2007: Nil).

(k) As at 31 December 2008, a long-term loan of RMB10 million (2007: Nil) was granted by SA Finance to a subsidiary of the Company. The loan was secured by the trade receivables of the subsidiary during the loan period. As at 31 December 2008, the balance of the trade receivables of the subsidiary amounted to RMB8 million.

33 SHORT-TERM FINANCING BILLS

	The Group and the Company	
	2008	2007
	RMB million	RMB million
Short-term financing bills	**2,000**	–

In October 2008, the Company issued short term financing bills with total face value of RMB2,000 million, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

34 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2009 to 2018. As at 31 December 2008, future payments under these finance leases are as follows:

The Group

	2008			2007		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,781	2,390	609	2,877	3,588	711
After 1 year but within 2 years	1,215	1,752	537	1,835	2,422	587
After 2 years but within 5 years	3,654	4,845	1,191	3,906	5,237	1,331
After 5 years	6,288	7,049	761	7,117	8,252	1,135
	12,938	16,036	3,098	15,735	19,499	3,764
Less: balance due within one year classified as current liabilities	(1,781)			(2,877)		
	11,157			12,858		

The Company

	2008			2007		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,739	2,297	558	2,855	3,537	682
After 1 year but within 2 years	1,170	1,658	488	1,813	2,373	560
After 2 years but within 5 years	3,507	4,575	1,068	3,830	5,085	1,255
After 5 years	5,460	6,081	621	6,662	7,707	1,045
	11,876	14,611	2,735	15,160	18,702	3,542
Less: balance due within one year classified as current liabilities	(1,739)			(2,855)		
	10,137			12,305		

34 OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.24% to 7.53% per annum as at 31 December 2008	**7,949**	6,587	**6,887**	6,012
Floating interest rates ranging 6 month LIBOR + 0.03% to 1.50% per annum as at 31 December 2008	**4,515**	7,626	**4,515**	7,626
Japanese Yen denominated obligations				
Fixed interest rates ranging from 2.20% to 3.51% per annum as at 31 December 2008	**474**	1,522	**474**	1,522
	12,938	15,735	**11,876**	15,160

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2008, certain of the Group's and the Company's aircraft with carrying amounts of RMB18,054 million and RMB16,936 million (2007: RMB21,273 million and RMB20,667 million) were mortgaged to secure finance lease obligations totalling RMB12,938 million and RMB11,876 million (2007: RMB15,735 million and RMB15,160 million) respectively.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

35 TRADE AND BILLS PAYABLES

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Bills payable	148	–	–	–
Trade payables	1,205	1,844	909	1,550
	1,353	1,844	909	1,550

The following is the ageing analysis of trade and bills payables:

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Within 1 month	809	1,180	480	960
More than 1 month but less than 3 months	302	347	202	279
More than 3 months but less than 6 months	239	317	227	311
More than 6 months but less than 1 year	3	–	–	–
	1,353	1,844	909	1,550

All of the trade and bills payables are expected to be settled within one year.

36 DEFERRED REVENUE

Deferred revenue represents the unredeemed frequent flyer revenue.

37 AMOUNTS DUE FROM/TO RELATED COMPANIES

(a) Amounts due from related companies

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
CSAHC and its affiliates	1	6	1	6
An associate	1	1	1	1
Jointly controlled entities	9	111	9	111
	11	118	11	118

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

37 AMOUNTS DUE FROM/TO RELATED COMPANIES (cont'd)

(b) Amounts due to related companies

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates	**64**	76	**63**	63
Jointly controlled entities	**38**	118	**31**	79
	102	194	**94**	142

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

38 ACCRUED EXPENSES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million (restated, note 3)	**RMB million**	RMB million (restated, note 3)
Jet fuel costs	**1,320**	1,210	**940**	884
Air catering expenses	**161**	161	**215**	230
Salaries and welfare	**1,452**	1,517	**1,174**	1,278
Repairs and maintenance	**1,853**	1,642	**1,629**	1,406
Provision for major overhauls (Note 40)	**409**	450	**365**	280
Provision for early retirement benefits (Note 41)	**68**	77	**65**	71
Landing and navigation fees	**2,097**	1,209	**1,447**	829
Computer reservation services	**539**	398	**427**	336
Interest expense	**339**	483	**296**	438
Others	**182**	143	**157**	129
	8,420	7,290	**6,715**	5,881

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

39 OTHER LIABILITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	**899**	767	**832**	708
Construction cost payable	**106**	110	**71**	80
Advance payments on chartered flights	**58**	63	**51**	56
Sales agent deposits	**222**	239	**181**	205
Other taxes payable	**591**	827	**496**	565
Others	**1,087**	988	**957**	901
	2,963	2,994	**2,588**	2,515

40 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,133**	1,060	**831**	652
Provision for the year	**462**	376	**363**	306
Provision utilised during the year	**(241)**	(303)	**(122)**	(127)
At 31 December	**1,354**	1,133	**1,072**	831
Less: current portion included in accrued expenses (Note 38)	**(409)**	(450)	**(365)**	(280)
	945	683	**707**	551

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**307**	392	**293**	376
Provision for the year (Note 11)	**10**	12	**9**	9
Financial cost (Note 12)	**19**	15	**19**	14
Payments made during the year	**(108)**	(98)	**(102)**	(93)
Effect of changes in discount rate	**19**	(14)	**19**	(13)
At 31 December	**247**	307	**238**	293
Less: current portion included in accrued expenses (Note 38)	**(68)**	(77)	**(65)**	(71)
	179	230	**173**	222

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

42 SHARE CAPITAL AND CAPITAL MANAGEMENT

(a) Share capital

	The Group and the Company	
	2008	2007
	RMB million	RMB million
Registered, issued and paid up capital:		
3,300,000,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2007: 2,200,000,000 shares of RMB1.00 each)	**3,300**	2,200
1,761,267,000 H shares of RMB1.00 each (2007: 1,174,178,000 shares of RMB1.00 each)	**1,761**	1,174
1,500,000,000 A shares of RMB1.00 each (2007: 1,000,000,000 shares of RMB1.00 each)	**1,500**	1,000
	6,561	4,374

In a meeting of holders of A Shares held on 17 May 2007, it was approved that the domestic state-owned shares would become listed and tradeable on 18 June 2010.

A bonus share issue of 1,100,000,000 domestic state-owned shares, 587,089,000 H shares and 500,000,000 A shares, totalling 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 to share capital of the same amount, was approved by shareholders and relevant government authorities and took effect in November 2008.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

(b) Capital management

The Group's primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt is represented by the aggregate of bank and other loans, short-term financing bills, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group's approach to capital management during 2008 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio remains high at 685% at 31 December 2008 (2007: 420%) because of the acquisitions of aircraft during the current and prior years.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

43 RESERVES

	The Group		The Company	
	2008	2007	2008	2007
	RMB million	RMB million	RMB million	RMB million
Share premium				
At 1 January	5,325	5,325	5,325	5,325
Bonus Share Issue (Note 42)	(2,187)	–	(2,187)	–
At 31 December	3,138	5,325	3,138	5,325
Fair value reserve				
At 1 January	183	–	130	–
Change in fair value of available-for-sale equity securities	(165)	183	(123)	130
At 31 December	18	183	7	130
Statutory surplus reserve (Note (a))				
At 1 January and at 31 December	526	526	526	526
Discretionary surplus reserve				
At 1 January and at 31 December	77	77	77	77
Other reserve				
At 1 January	4	–	–	–
Share of an associate's reserves movement	–	4	–	–
Acquisition of equity interest in a subsidiary (Note (c))	(5)	–	–	–
Government contributions (Note (d))	151	–	143	–
At 31 December	150	4	143	–
Retained earnings/(accumulated losses)				
At 1 January				
– as previously reported	1,757	(114)	(273)	(2,078)
– Prior period adjustment arising from adoption of IFRIC 13 (Note 3)	(383)	(351)	(355)	(323)
– as restated	1,374	(465)	(628)	(2,401)
(Loss)/profit for the year (2007: restated)	(4,823)	1,839	(5,093)	1,773
At 31 December	(3,449)	1,374	(5,721)	(628)
Total	460	7,489	(1,830)	5,430

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

43 RESERVES (cont'd)

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividend distributions may be proposed at the discretion of the Company' board of directors, after consideration of the transfers referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2008, the Company did not have any distributable reserves (2007: Nil).

(c) The Company acquired certain equity interest in a subsidiary from CSAHC (Note 44(c)(xiv)). The balance represents the difference of the consideration paid and the share of net assets of the subsidiary.

(d) Pursuant to the "Notice of approval for funds to be used specifically for the reconstruction after the snowstorm disaster" issued by the Civil Aviation Administration of China, national funds amounting to RMB121 million were contributed during the year by the PRC government to the Company and its two subsidiaries through CSAHC. Such funds are to be used specifically for the reconstruction after the snowstorm disaster occurred in January 2008 in the PRC.

In addition, national funds amounting to RMB35 million were contributed during the year by the PRC government to the Company through CSAHC, which are to be used specifically for the reconstruction of Urumqi airport parking apron and other projects.

Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 14, is as follows:

	2008 RMB'000	2007 RMB'000
Short-term employees benefits	**14,117**	12,226
Post-employment benefits	**1,268**	275
	15,385	12,501
Directors and supervisors (Note 14)	**8,578**	6,790
Senior management	**6,807**	5,711
	15,385	12,501

Total remuneration is included in "staff costs" (Note 11).

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 45.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2008 RMB million	2007 RMB million
Expenses paid to the CSAHC Group			
Handling charges	(i)	**50**	46
Air catering supplies	(ii)	**60**	157
Commission expense	(iii)	**4**	7
Sundry aviation supplies	(iv)	**–**	72
Lease charges for land and buildings	(v)	**100**	101
Property management fee	(vi)	**31**	31
Expenses paid to jointly controlled entities			
Ground service expenses	(vii)	**64**	37
Repairing charges	(viii)	**1,129**	1,047
Flight simulation service charges	(ix)	**150**	120
Advertising expenses	(x)	**20**	9
Income received from a jointly controlled entity			
Rental income	(ix)	**33**	31
Acquisition of assets from CSAHC Group	(xi)	**–**	270
Disposal of GZ Aviation Hotel to CSAHC Group	(xii)	**–**	75
Transfer of exclusive right to use certain advertising resources to China Southern Airlines Culture and Media Co.	(xiii)	**35**	–
Acquisition of 26% equity interest in China Southern West Australian Flying College Pty Limited from CSAHC Group	(xiv)	**5**	–
Disposal of certain buildings to China Southern Airlines Culture and Media Co.	(xv)	**2**	–

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(ii) The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines (Group) Catering Co., Ltd ("Air Catering"), which are an associate and a wholly-owned subsidiary of CSAHC respectively. Air Catering was acquired by the Company on 14 August 2007 (Note 44(c)(xi)).

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv) Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company ("SAGEDC"), a subsidiary of CSAHC. No sundry aviation supplies were purchased from SAGEDC during the year.

(v) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings were paid or payable to CSAHC.

(vi) Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(vii) Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(viii) Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd, both are jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(ix) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(x) China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC, provides advertising service to the Group.

(xi) On 14 August 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou Bi Hua Yuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited ("Nan Lung Freight"), from CSAHC for a total consideration of RMB270 million (Note 47(b)).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(xii) On 14 August 2007, the Company signed an agreement to dispose of its equity interest in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million.

(xiii) On 11 November 2008, the Company signed an agreement to transfer the exclusive right to use certain advertising space on the aircraft fleet for a period of 18 years to China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC, for a total consideration of RMB35 million.

(xiv) On 30 December 2008, the Company signed an agreement to acquire 26% equity interest in China Southern West Australian Flying College Pty Limited from CSAHC at a consideration of RMB5 million.

(xv) On 11 November 2008, the Company signed an agreement to transfer certain buildings to China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC at a consideration of RMB2 million.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2008 **RMB million**	2007 RMB million
Receivables:		
The CSAHC Group	**1**	6
An associate	**1**	1
Jointly controlled entities	**9**	111
	11	118
Payables:		
The CSAHC Group	**64**	76
Jointly controlled entities	**38**	118
	102	194

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2008, loans from SA Finance to the Group amounted to RMB2,539 million (2007: RMB329 million).

The loans were repayable and secured as follows:

	2008 RMB million	2007 RMB million
Within 1 year	2,100	329
After 2 years but within 5 years	439	–
	2,539	329
Secured (Note 32(k))	10	–
Unsecured	2,529	329
	2,539	329

Interest expense paid on such loans amounted to RMB38 million (2007: RMB17 million) and the interest rates ranged from 4.75% to 7.56% per annum during the year ended 31 December 2008 (2007: 5.10% to 6.16% per annum).

(ii) Deposits placed with SA Finance

At 31 December 2008, the Group's deposits with SA Finance amounted to RMB1,139 million (2007: RMB906 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB22 million (2007: RMB20 million) during the year ended 31 December 2008.

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2008 RMB million	2007 RMB million
CSAHC	783	1,176
SA Finance	1	3
	784	1,179

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 44(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2008 **RMB million**	2007 RMB million
Jet fuel cost	**21,042**	14,814
Interest income	**77**	47
Interest expense	**1,719**	1,751

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities (cont'd)

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2008 RMB million	2007 RMB million
Cash and deposits at bank	**3,354**	2,624
Short-term bank loans and current portion of long-term bank loans	**18,675**	23,004
Long-term bank loans, less current portion	**14,773**	6,772

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2008 RMB million	2007 RMB million
Guarantees on certain bank loans of the Group	**1,082**	703

(iv) During the year, the issuance of the short-term financing bills of RMB2,000 million was underwritten by certain state-controlled banks in the PRC.

45 RETIREMENT AND HOUSING BENEFITS

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2007: 9% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

45 RETIREMENT AND HOUSING BENEFITS (cont'd)

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to the comprehensive services agreement (the "Service Agreement") dated 22 May 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by 31 December 2004.

(ii) Pursuant to a staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income.

(iii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the income statement as incurred.

46 SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong, Macau and Taiwan) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau/Taiwan, and the PRC and overseas destinations is attributed to the Hong Kong, Macau and Taiwan operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

46 SEGMENTAL INFORMATION (cont'd)

	2008			
	Domestic RMB million	Hong Kong Macau and Taiwan RMB million	International* RMB million	Total RMB million
Traffic revenue	**43,616**	**1,015**	**9,282**	**53,913**
Other operating revenue	**1,357**	**18**	**–**	**1,375**
Total operating revenue	**44,973**	**1,033**	**9,282**	**55,288**
Operating loss	**(4,741)**	**(111)**	**(1,686)**	**(6,538)**

	2007			
	Domestic RMB million (restated, note 3)	Hong Kong Macau and Taiwan RMB million	International* RMB million	Total RMB million (restated, note 3)
Traffic revenue	42,425	1,140	9,631	53,196
Other operating revenue	1,188	17	–	1,205
Total operating revenue	43,613	1,157	9,631	54,401
Operating profit/(loss)	2,391	58	(874)	1,575

* Asian market accounted for approximately 72% (2007: 68%) of the Group's total international traffic revenue for the year ended 31 December 2008. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

47 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Non cash transactions – acquisition of aircraft

During the year ended 31 December 2008, aircraft acquired under finance leases amounted to RMB281 million (2007: RMB4,330 million).

(b) Effect of the acquisition of Nan Lung Freight and Air Catering

The Company acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on 31 August 2007. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
	250
Liabilities assumed:	
Trade payables	30
Accrued expenses	10
Other liabilities	18
	58
Net identifiable assets before minority interests	192
Less: Minority interest	(80)
Net identifiable assets after minority interest	112
Satisfied by:	
Cash	112

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(112)
Cash and cash equivalents acquired	54
Net outflow of cash and cash equivalents in respect of the acquisition	(58)

In the four months to 31 December 2007, these subsidiaries contributed profit of RMB3 million.

47 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(c) Effect of the disposal of GZ Aviation Hotel

The Company disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on 31 August 2007. Details are as follows:

	RMB million
Assets disposed of:	
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
	80
Liabilities disposed of:	
Other liabilities	4
Minority interest	8
Net identifiable assets and liabilities	68
Gain on disposal	7
	75
Satisfied by:	
Cash	75
Analysis of the net inflow of cash and cash equivalents in respect of the disposal:	
Cash consideration received	75
Cash and cash equivalents disposed of	(1)
Net inflow of cash and cash equivalents in respect of the disposal	74

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2008, the Group's current liabilities exceeded its current assets by RMB32,290 million. For the year ended 31 December 2008, the Group recorded a net cash inflow from operating activities of RMB1,155 million, a net cash outflow from investing activities of RMB7,790 million and a net cash inflow from financing activities of RMB7,460 million, and resulted in a net increase in cash and cash equivalents of RMB825 million.

In 2009 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB125,265 million (2007: RMB50,262 million), of which approximately RMB47,125 million (2007: RMB29,338 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group. The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the share subscription as mentioned in Note 51(a).

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2009. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2008, the Group's recognised financial liabilities, bank and other loans, short-term financing bills, finance lease obligations, trade and bills payables and amounts due to related companies as disclosed in Notes 28, 32, 33, 34, 35 and 37 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date). During the year ended 31 December 2008, the Group had derivatives settled gross in respect of the forward foreign exchange contracts, of which the outflow amounted to RMB79 million (2007: Nil) and inflow amounted to RMB25 million (2007: RMB4 million).

48 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans, short-term financing bills and finance lease obligations are disclosed in Notes 32, 33 and 34 respectively.

At 31 December 2008, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's loss after tax and accumulated losses by approximately RMB186 million (2007: would decrease/increase the Group's profit after tax and retained earnings by approximately RMB279 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 34) and bank and other loans (Note 32) are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. As at 31 December 2008, the Group had two outstanding forward option contracts of notional amount ranging from USD64 million to USD128 million (2007: USD35 million to USD70 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended 31 December 2008, a net loss of approximately RMB111 million (2007: a loss of RMB5 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in profit or loss. At 31 December 2008, the fair value of these currency forward option contracts was financial liabilities of approximately RMB116 million (2007: RMB5 million).

As at 31 December 2008, it is estimated that if an appreciation/depreciation of 7.5% in exchange rate of US dollar against Japanese Yen, with all other variables held constant, would decrease/increase the Group's loss after tax and accumulated losses by approximately RMB63 million.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(c) Foreign currency risk (cont'd)

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the approximate change in Group's loss after tax in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2008		2007	
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on loss after tax and accumulated losses RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained earnings RMB million
United States Dollars	2%	(606)	5%	1,815
	(2%)	606	(5%)	(1,815)
Japanese Yen	5%	(17)	2%	24
	(5%)	17	(2%)	(24)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

(d) Jet fuel price risk

The Group uses approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of fluctuations of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2008		2007	
	Assets RMB million	Liabilities RMB million	Assets RMB million	Liabilities RMB million
Fuel option contracts	–	–	2	–

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(d) Jet fuel price risk (cont'd)

At 31 December 2007, the Group had outstanding fuel options to buy approximately 3,300,000 barrels of crude oil at prices ranging from US$42 to US$64 per barrel. On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at 31 December 2007 of approximately 7,800,000 barrels of crude oil at prices ranging from US$40 to US$54 per barrel. All the fuel option contracts expired in 2008.

(e) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2008, the balance due from BSP agents amounted to RMB641 million (2007: RMB1,238 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 30.

(f) Fair value

(i) All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2008 and 2007.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

– Cash and cash equivalents, trade receivables, other receivables and other current assets, trade and bills payables, taxes payable and other liabilities

  The carrying values approximate their fair values because of the short maturities of these instruments.

– Financial assets/liabilities

  The fair values of fuel option contracts and foreign exchange forward option contracts are determined by reference to quoted market values.

– Available-for-sale equity securities

  The fair value is determined based on quoted market prices without any deduction for transaction costs.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(f) Fair value (cont'd)

(i) (cont'd)

– Bank and other loans and short-term financing bills

The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(ii) The economic characteristics of the Group's finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

49 COMMITMENTS

(a) Capital commitments

As at 31 December 2008, the Group and the Company had capital commitments as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**75,639**	88,742	**57,239**	74,931
Other commitments				
– authorised and contracted for	**884**	772	**682**	746
– authorised but not contracted for	**1,958**	1,686	**1,828**	1,273
	2,842	2,458	**2,510**	2,019
	78,481	91,200	**59,749**	76,950

49 COMMITMENTS (cont'd)

(a) Capital commitments (cont'd)

As at 31 December 2008, the Group had on order 217 aircraft and certain flight equipment, scheduled for deliveries in 2009 to 2015, and deposits of RMB13,441 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2008, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
2008	**–**	19,125	**–**	17,912
2009	**15,777**	20,767	**13,576**	18,571
2010	**19,167**	20,065	**16,549**	17,205
2011	**15,142**	12,747	**12,503**	9,981
2012	**13,893**	16,038	**10,402**	11,262
2013 and afterwards	**11,660**	–	**4,209**	–
	75,639	88,742	**57,239**	74,931

As at 31 December 2008, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2008	2007
	RMB million	RMB million
Authorised and contracted for	**1**	1
Authorised but not contracted for	**26**	32
	27	33

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

49 COMMITMENTS (cont'd)

(b) Operating lease commitments

As at 31 December 2008, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment were payable as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB million	RMB million	**RMB million**	RMB million
Payments due				
Within 1 year	**4,357**	3,512	**3,573**	3,091
After 1 year but within 5 years	**15,828**	13,836	**13,081**	11,597
After 5 years	**13,632**	10,831	**11,936**	9,451
	33,817	28,179	**28,590**	24,139

(c) Investing commitments

As at 31 December 2008, the Group and the Company committed to make capital contributions in respect of:

	2008	2007
	RMB million	RMB million
A subsidiary	**–**	133

50 CONTINGENT LIABILITIES

(a) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of these land and buildings.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

50 CONTINGENT LIABILITIES (cont'd)

(b) A writ of summons was issued on 30 May 2007 by the High People's Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

On 7 May 2008, the court rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs have submitted an appeal to the Supreme People's Court of the PRC and the outcome is pending the conduct of the second trial.

The directors consider that the claim is without merit and has no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims has been made.

(c) The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB90,858,000 (2007: RMB90,858,000) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2008, an aggregate of personal bank loans of RMB13 million (2007: Nil), under these guarantees, were drawn down from the banks.

51 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 10 December 2008, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new A shares at RMB3.16 each, for a total consideration of RMB2,278,834,000. On the same date, the Company and Nan Lung Holding Limited ("Nan Lung"), a wholly owned subsidiary of CSAHC entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new H shares at HK$ equivalent of RMB1.00 each, for a total consideration of RMB721,150,000.

The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on 26 February 2009 and are pending approval from the respective security regulatory authorities.

(b) Pursuant to a document issued jointly by the Ministry of Finance of the PRC and CAAC on 22 January 2009, "Notice of CAAC Infrastructure Development Fund contributions refund", the Group is entitled to a refund of the CAAC Infrastructure Development Fund contributions in respect of the period from 1 July 2008 to 30 June 2009. The CAAC Infrastructure Development Fund payable for the period from 1 July 2008 to 31 December 2008 of the Group amounted to approximately RMB663 million.

52 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2008, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

53 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, *Impairment of Assets*. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

54 COMPARATIVE FIGURES

The comparative figures represent figures at 31 December 2007 and the year then ended. Certain comparative figures have been adjusted as a result of adopting IFRIC 13, *Customer Loyalty Programmes* (Note 3). In addition, certain comparative figures have been reclassified to conform with current year's presentation.

(Expressed in Renminbi)

55 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2008

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2008 and which have not been adopted in these financial statements, except for the early adoption of IFRIC 13 as disclosed in Note 3.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application.

So far it has concluded that the adoption of them (except for IFRIC 13, as disclosed in Note 3) is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

	Effective for accounting period beginning on or after
IFRS 8, *Operating Segments*	1 January 2009
IAS 1 (Revised), *Presentation of Financial Statements*	1 January 2009
Amendments to IFRS 7, *Financial instruments: Disclosures – improving disclosures about financial instruments*	1 January 2009

56 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2008 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

56 SUBSIDIARIES (cont'd)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited ("Nanland") (Note 21), (b)	PRC	RMB120,000,000	55%	Air catering
China Southern West Australian Flying College Pty Limited (Note 21)	Australia	AUD100,000	91%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

57 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2008 are as follows:

		Proportion of ownership interest held by			
Name of company	**Place of establishment/ operation**	**Group's effective interest**	**The Company**	**Subsidiaries**	**Principal activities**
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	–	Provision of engine repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	–	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	–	Provision of airport ground services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	–	Sales of duty free goods in flight

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

Supplementary information

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRS on net (loss)/profit attributable to equity shareholders of the Company is analysed as follows:

		The Group	
		2008	2007
		RMB million	RMB million
Amounts under PRC GAAP		**(4,829)**	1,820
Adjustments:			
Losses on staff housing allocations	(a)	**(26)**	(26)
Revaluation of land use rights	(b)	**4**	4
Adjustments arising from business combinations under common control	(c)	**(7)**	(6)
Capitalisation of exchange difference of specific loans	(d)	**51**	57
Government grants	(e)	**2**	1
Effect of the above adjustments on taxation		**(14)**	(4)
Effect of minority interests of the above adjustments		**(4)**	(7)
Total		**6**	19
Amounts under IFRS		**(4,823)**	1,839

Supplementary information

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS (cont'd)

(2) The effect of the difference between PRC GAAP and IFRS on equity attributable to equity holders of the Company is analysed as follows:

		The Group	
		2008	2007
		RMB million	RMB million
Amounts under PRC GAAP		**7,001**	11,849
Adjustments:			
Losses on staff housing allocations	(a)	**92**	118
Revaluation of land use rights	(b)	**(146)**	(150)
Adjustments arising from business combinations under common control	(c)	**8**	15
Capitalisation of exchange difference of specific loans	(d)	**108**	57
Government grants	(e)	**(40)**	(42)
Effect of the above adjustments on taxation		**9**	23
Effect of minority interests of the above adjustments		**(11)**	(7)
Total		**20**	14
Amounts under IFRS		**7,021**	11,863

Notes:

(a) In accordance with the PRC accounting rules and regulations, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRS, losses on lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(b) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(c) In accordance with PRC GAAP, business combination under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRS, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC accounting rules and regulations, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRS, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC accounting rules and regulations, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRS, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

The financial statements prepared under PRC GAAP were audited by KPMG Huazhen, a firm of certified public accountants registered in the People's Republic of China.

Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2008	2007	2006	2005	2004
	RMB million	RMB million (restated)	RMB million (restated)	RMB million (restated)	RMB million (restated)
Operating revenue	**55,288**	54,401	46,081	38,233	23,933
Operating expenses	**(61,767)**	(52,956)	(45,899)	(39,598)	(23,065)
Other (loss)/income, net	**(59)**	130	333	(32)	(1)
Operating (loss)/profit	**(6,538)**	1,575	515	(1,397)	867
Interest income	**103**	73	41	55	22
Interest expense	**(1,987)**	(2,291)	(2,070)	(1,616)	(691)
Share of associates' results	**(12)**	57	5	(285)	10
Share of jointly controlled entities' results	**170**	123	115	36	(16)
(Loss)/profit on derivative financial instruments, net	**(124)**	90	(19)	–	–
Exchange gain/(loss), net	**2,592**	2,832	1,492	1,220	(59)
Gain on sale of other investments in equity securities	**–**	107	–	–	–
Gain on sale of a jointly controlled entity	**143**	–	–	–	–
Gain on sale of equity interest in subsidiaries	**37**	7	–	–	–
Others, net	**892**	306	148	74	46
(Loss)/profit before taxation	**(4,724)**	2,879	227	(1,913)	179
Income tax (expense)/benefit	**(62)**	(847)	(123)	22	(55)
(Loss)/profit for the year	**(4,786)**	2,032	104	(1,891)	124
Attributable to:					
Equity shareholders of the Company	**(4,823)**	1,839	106	(1,893)	(79)
Minority interest	**37**	193	(2)	2	203
(Loss)/profit for the year	**(4,786)**	2,032	104	(1,891)	124
(Loss)/earnings per share					
Basic (RMB)	**(0.74)**	0.28	0.02	(0.29)	(0.01)
Diluted (RMB)	**N/A**	N/A	N/A	N/A	N/A

Five Year Summary

CONSOLIDATED BALANCE SHEET SUMMARY

	At 31 December				
	2008	2007	2006	2005	2004
	RMB million	RMB million	RMB million	RMB million	RMB million
		(restated)	(restated)	(restated)	(restated)
Non-current assets	**73,794**	73,216	69,006	64,270	55,088
Net current liabilities	**32,290**	33,921	32,302	25,989	18,924
Non-current liabilities and deferred items	**32,025**	24,985	24,952	26,614	22,485
Total equity attributable to equity shareholders of the Company	**7,021**	11,863	9,837	9,731	11,624
Minority interests	**2,458**	2,447	1,915	1,936	2,055

The Board of Directors, Supervisory Committee and Senior Management

BOARD OF DIRECTORS

Mr. Si Xian Min is the Chairman of the Board. Mr.Si graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Si is also an expert of political science. He began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Committee of the Company and Party Secretary of China Northern Airlines and has been the President of the Company from October 2004 to January 2009. He has been the General Manager of CSAHC and the Chairman of the Board of the Company since January 2009. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Li Wen Xin is a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of political science. Mr. Li joined the civil aviation industry in 1969. He was the Secretary to the Disciplinary Committee, Deputy Party Secretary and Vice General Manager of China General Aviation Corporation successively between 1991 and 1998. He was appointed as the Party Secretary and Vice General Manager of China Eastern Airlines Company Limited Shanxi branch in February 1998. He became the Deputy Party Secretary and Secretary to the Disciplinary Committee of China Eastern Air Holding Company in June 2000. From September 2002 to September 2006, he was appointed as the Party Secretary and Vice President of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the Chairman of the Supervisory Committee of China Eastern Airlines Company Limited. He has been the Party Secretary and Executive Vice President of CSAHC since September 2006. Save as disclosed above, Mr. Li is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Quan Hua is a Director of the Company. Mr. Wang became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of the Party School of the Central Committee of CPC, and is an economist. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Company., the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company, assistant to the President and the Director of Planning Department of CSAHC and the Executive Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liu Bao Heng is a Director of the Company. He graduated from the Central University of Finance and Economics majoring in accounting and is an auditor. Mr. Liu began his career in 1968. He held the post of deputy director and director of the No. 3 Division of Department of Public Finance Audit of National Audit Office of the People's Republic of China (CNAO). He was the assistant and deputy commissioner to CNAO's Xian Office. He became the deputy chief, the department chief and director of the General Office of CNAO. He has been the Chief Accountant of CSAHC since February 2006. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Tan Wan Geng is a Director and president of the Company. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in regional economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) of CAAC from 1996 to 2000, and has been the Director General and Party

The Board of Directors, Supervisory Committee and Senior Management

Secretary of CAAC Northeastern Branch from December 2000 to January 2006. He has been Party Secretary of Chinese Communist Party Committee and Executive Vice President of the Company from February 2006 to January 2009, and President of the Company since January 2009. Save as disclosed above, Mr. Tan is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. He graduated from the management department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. He is also a qualified senior accountant. Mr. Xu started his career in1986.He had ever took up the posts of Deputy Director, Director of the Financial Department of Central and Southern China Civil Aviation Administration, General Manager of the Financial Department of the Company. He became Chief Financial Officer of the Company since 2001. He has been Executive Vice President and chief accountant of the Company since August 2003. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company, graduated from Hua Zhong Normal University majoring in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs. He was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since June 2005. Save as disclosed above, Mr. Chen is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Chancellor of Guangdong University of Foreign Studies. Save as disclosed above, Mr. Sui is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Gong Hua Zhang, an Independent Non-Executive Director of the Company, used to be the Chief Accountant, vice director and director of the financial bureau of China National Petroleum Corporation, the Chief Accountant of China National Petroleum Corporation and a Director of PetroChina Company Limited. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing). Save as disclosed above, Mr. Gong is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

The Board of Directors, Supervisory Committee and Senior Management

Mr. Lam Kwong Yu, an Independent Non-Executive Director of the Company, is an expert in the field of civil aviation. Mr. Lam used to serve as the General Manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong. Mr. Lam is currently a member of the Selection Committee for the Hong Kong Special Administrative Region. Save as disclosed above, Mr. Lam is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are shareholder representatives appointed by shareholders, and the other two Supervisors are representatives of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is a postgraduate law student of the Party School of the Central Committee of CPC. Mr. Sun is a senior expert of political science and Economics. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Yang Guang Hua, a Supervisor of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Company Hunan branch, General Manager of Zhuhai Helicopters Branch, General Manager of the Henan branch, Deputy General Manager of the Company,Deputy Party Secretary and the Secretary of the Disciplinary Department of the Company. He has been the President of Xiamen Airlines since September 2005. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Ms. Yang Yi Hua, a Supervisor of the Company. Ms. Yang is the General Manager of the Audit Department of the Company and a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liang Zhong Gao, a Supervisor of the Company. He is the Director of the Supervisory Department of the Company. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Save as disclosed above, Mr. Liang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Ms. Zhang Wei, a Supervisor of the Company. She is the Director of the Audit Division of CSAHC. She graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in chemical engineering. Ms. Zhang is an accountant. She served as Vice General Manager of the Finance Department

The Board of Directors, Supervisory Committee and Senior Management

of the Company, and the General Manager of China Southern Airlines Group Finance Company Limited. She has been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC. Save as disclosed above, Ms. Zhang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

SENIOR MANAGEMENT

Mr. Zhang Zi Fang is an Executive Vice President of the Company. He is the candidate director. Mr.Zhang graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Zhang is an expert of political science. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Airlines and Director of Political Department of CSAHC. He also served as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since December 2007.He has been a Party Secretary of the Company since February 2009.

Mr. He Zong Kai is an Executive Vice President of the Company. Mr. He graduated from Bejing Foreign Language Institute with a major degree in French, and is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch. Mr. He has been an Executive Vice President of the Company since March 2005.

Mr. Liu Qian is currently an Executive Vice President of the Company. Mr. Liu graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the CAAC as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company. He has been an Executive Vice President of the Company since August 2007.

Mr. Dong Su Guang is an Executive Vice President of the Company. Mr. Dong used to be a Deputy General Manager of GAMECO, as well as Chief Engineer and the General Manager of Aircraft Engineering Department of the Company. He has been an Executive Vice President of the Company since December 2007.

Mr. Zhang Zheng Rong is the Chief Pilot of the Company. Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager and Deputy Party Secretary of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007.

Mr. Hu Chen Jie, the Chief Information Officer of the Company. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007.

Mr. Tang Bing, the Chief Engineer of the Company. Mr. Tang served as a deputy manager and vice engineering director of the Engineering Technology Division under the Engineering Department of the Company, and as a vice director of the Business Development and Accessories Centre of GAMECO. He also served as Vice President of MTU Maintenance Zhuhai Company Limited, Office Director of CSAHC as well as the General Manager and

The Board of Directors, Supervisory Committee and Senior Management

Vice Party Secretary of Chongqing Airlines. He has been the Chief Engineer and General Manager of Aircraft Engineering Department of the Company since December 2007.

Mr. Su Liang, the Chief Economist of the Company, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007.

Mr. Chen Wei Hua, the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is the General Manager of the Legal Department of the Company. Since January 2004, Mr. Chen has been the Chief Legal Adviser to the Company.

Mr. Xie Bing, Company Secretary, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office and Office of CSAHC. He has been the Company Secretary since November 2007.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

中国南方航空
CHINA SOUTHERN

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